Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 82 for details.

Quarterly Report
to Shareholders

Scotiabank
reports first quarter results

TORONTO, February
 24, 2026 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported first quarter net income of $2,299 million compared to $993 million in the same period last year. Diluted earnings per share (EPS) were $1.73, compared to $0.66 in the same period a year ago.

Adjusted net income
(1)
for the first quarter was $2,695 million and diluted EPS
(1)
was $2.05, up from $1.76 last year. Adjusted return on equity
(1)
(ROE) was 13% compared to 11.8% a year ago.

“2026 is off to a strong start for Scotiabank,” said Scott Thomson, President and CEO. “The Bank delivered adjusted EPS growth
(1)
of 16%, adjusted return on equity
(1)
of 13%, and adjusted positive operating leverage
(1)
of 4%. We saw earnings growth across all of our business lines this quarter, including in Canadian Banking, where we delivered another quarter of sequential margin expansion, accelerating fee income growth, and positive operating leverage. We are confident that we can deliver on our medium-term objectives in 2027, including a return on equity above 14% – one year ahead of our Investor Day commitments.”

Canadian Banking delivered earnings of $960 million, up 5% year-over-year, primarily driven by strong revenue growth coupled with disciplined expense management, partly offset by higher provision for credit losses. This resulted in solid positive operating leverage and a year-over-year improvement in ROE of 140 basis points to 18.1%.

International Banking generated earnings of $737 million, up 7% year-over-year on the back of margin expansion and strong positive operating leverage. Profitability improved as ROE was 16%, up from 14.2% last year, reflecting the continued execution of our strategy.

Global Wealth Management delivered adjusted earnings
(1)
of $491 million, up 18% year-over-year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across our Canadian and International wealth businesses. Adjusted ROE
(1)
improved to 17.9% while assets under management
(2)
grew 10% year-over-year to $436 billion.

Global Banking and Markets had a strong start to the year, achieving earnings of $544 million, a 5% increase year-over-year. This performance was driven by strong fee-based revenue growth and robust capital markets activity, partly offset by increased provisions for credit losses and continued investments to support long-term business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(3)
of 13.3%.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    Refer to Glossary on page 53 for the description of the measure
(3)
    The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements.

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q1 2026		2025 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk terminology, measures and key parameters.			76-83
	3	Top and emerging risks, and the changes during the reporting period.			85-87, 91-96
	4	Discussion on the regulatory developments and plans to meet new regulatory ratios.	47-51		60-63, 120-121
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			78-80
	6	Description of risk culture and procedures applied to support the culture.			80-83
	7	Description of key risks from the Bank’s business model.			84
	8	Stress testing use within the Bank’s risk governance and capital management.			80-82
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	47-50	4-5	60-63	208
	10	a) Regulatory capital components.	47-49, 75	21-23	64
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		18-19
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	48-49	94	65-66
	12	Discussion of targeted level of capital, and the plans on how to establish this.			60-63
	13	Analysis of risk-weighted assets (RWA) by risk type, business, and market risk RWAs.		6, 36-39, 43-60, 68-73, 77, 91, 97	68-73, 84, 127	178
	14	Analysis of the capital requirements for each Basel asset class.		16-17, 36-73, 77, 84-87	68-73	178, 224-228
	15	Tabulate credit risk in the Banking Book.	33	16-17, 36-61,77, 84-87	68-73	225
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		62, 76, 96	68-73
	17	Discussion of Basel III back-testing requirement including credit risk model performance and validation.		101	69-71
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	39-41		103-108
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	39-41		105
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	45-47		109-111
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	44-45		108-109
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	38-39		102
	23	Discussion of significant trading and non-trading market risk factors.	37-38		97-103
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	37		97-103
	25	Other risk management techniques e.g. stress tests, tail risk and market liquidity horizon.			97-103
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		6, 36-39, 43-60, 68-73	91-96, 123-127	188-189, 225-228
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				158-160
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	34-35, 65	33-34	93, 122-125	189
	29	Analysis of counterparty credit risk that arises from derivative transactions.	50	102	88-90	176-179
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.			89-91, 94
Other risks	31	Quantified measures of the management of operational risk.			72, 112-113
	32	Discussion of publicly known risk items.			85-87	205-206

2	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2026. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2025 Annual Report. This MD&A is dated February 24, 2026.
Additional information relating to the Bank, including the Bank’s 2025 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2025 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

14	Overview of Performance

16	Group Financial Performance

19	Business Segment Review

30	Geographic Highlights

31	Quarterly Financial Highlights

32	Financial Position

33	Risk Management

47	Capital Management

50	Financial Instruments

50	Off-Balance Sheet Arrangements

51	Regulatory Developments

51	Accounting Policies and Controls

52	Share Data

53	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2026	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended
(Unaudited)	January 31 2026	October 31 2025	January 31 2025
Operating results ($ millions)
Net interest income	5,582	5,586	5,173
Non-interest income	4,064	4,217	4,199
Total revenue	9,646	9,803	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,299	5,828	6,491
Income tax expense	872	656	726
Net income	2,299	2,206	993
Net income attributable to common shareholders	2,155	2,104	1,025
Operating performance
Basic earnings per share ($)	1.75	1.70	0.82
Diluted earnings per share ($)	1.73	1.65	0.66
Return on equity (%) (1)	11.1	11.0	5.5
Return on tangible common equity (%) (2)	13.5	13.5	6.8
Productivity ratio (%) (1)	54.9	59.4	69.3
Net interest margin (%) (2)	2.45	2.40	2.23
Financial position information ($ millions)
Cash and deposits with financial institutions	73,838	65,967	70,198
Trading assets	161,043	152,223	136,708
Loans	755,475	771,045	766,305
Total assets	1,475,979	1,460,042	1,439,151
Deposits	971,682	966,279	966,049
Common equity	77,649	76,927	74,563
Preferred shares and other equity instruments	9,939	9,939	10,232
Assets under administration (1)	874,305	868,347	807,547
Assets under management (1)	435,814	432,375	395,546
Capital and liquidity measures (3)
Common Equity Tier 1 (CET1) capital ratio (%)	13.3	13.2	12.9
Tier 1 capital ratio (%)	15.4	15.3	15.1
Total capital ratio (%)	17.0	17.1	16.8
Total loss absorbing capacity (TLAC) ratio (%)	28.6	29.1	28.8
Leverage ratio (%)	4.4	4.5	4.4
TLAC Leverage ratio (%)	8.3	8.5	8.5
Risk-weighted assets ($ millions)	474,253	474,453	468,124
Liquidity coverage ratio (LCR) (%)	122	128	128
Net stable funding ratio (NSFR) (%)	115	116	117
Credit quality
Net impaired loans ($ millions)	4,961	4,903	4,874
Allowance for credit losses ($ millions) (4)	7,185	7,654	7,080
Gross impaired loans as a % of loans and acceptances (1)	0.95	0.93	0.91
Net impaired loans as a % of loans and acceptances (1)	0.65	0.63	0.63
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(5)	0.61	0.58	0.60
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(5)	0.58	0.54	0.55
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.49	0.51	0.49
Adjusted results (2)
Adjusted total revenue ($ millions)	10,077	9,767	9,372
Adjusted non-interest expenses ($ millions)	5,273	5,308	5,111
Adjusted net income ($ millions)	2,695	2,558	2,362
Adjusted diluted earnings per share ($)	2.05	1.93	1.76
Adjusted return on equity (%)	13.0	12.5	11.8
Adjusted return on tangible common equity (%)	15.8	15.2	14.3
Adjusted productivity ratio (%)	52.3	54.3	54.5
Common share information
Closing share price ($) (TSX)	101.80	91.99	74.36
Shares outstanding (millions)
Average – Basic	1,235	1,239	1,245
Average – Diluted	1,238	1,245	1,250
End of period	1,233	1,236	1,246
Dividends paid per share ($)	1.10	1.10	1.06
Dividend yield (%) (1)	4.5	5.2	5.6
Market capitalization ($ millions) (TSX)	125,498	113,728	92,617
Book value per common share ($) (1)	62.99	62.22	59.86
Market value to book value multiple (1)	1.6	1.5	1.2
Price to earnings multiple (trailing 4 quarters) (1)	15.0	15.8	14.7
Other information
Employees (full-time equivalent)	79,740	86,431	88,722
Branches and offices	1,991	2,128	2,221
(1)	Refer to Glossary on page 53 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)
The regulatory ratios and measures are calculated in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guidelines on Capital Adequacy Requirements, Total Loss Absorbing Capacity, Leverage Requirements and Liquidity Adequacy Requirements (LAR).

(4)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(5)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP, do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank First Quarter Report 2026	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,064	4,217	4,199
Total revenue	9,646	9,803	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,299	5,828	6,491
Income before taxes	3,171	2,862	1,719
Income tax expense	872	656	726
Net income	$2,299	$2,206	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	12	(13)	(154)
Net income attributable to equity holders	2,287	2,219	1,147
Net income attributable to preferred shareholders and other equity instrument holders	132	115	122
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$423	$(45)	$–
(d) Amortization of acquisition-related intangible assets	8	9	–
Total non-interest income and total revenue adjusting items (Pre-tax)	431	(36)	–
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	11	57	1,362
(b) Restructuring charge and severance provisions	–	373	–
(c) Legal provision	–	74	–
(d) Amortization of acquisition-related intangible assets	15	16	18
Total non-interest expense adjusting items (Pre-tax)	26	520	1,380
Total impact of adjusting items on net income before taxes	457	484	1,380
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	(57)	(4)	(7)
(b) Restructuring charge and severance provisions	–	(103)	–
(c) Legal provision	–	(20)	–
(d) Amortization of acquisition-related intangible assets	(4)	(5)	(4)
Total impact of adjusting items on income tax expense	(61)	(132)	(11)
Total impact of adjusting items on net income	$396	$352	$1,369
Impact of adjusting items on NCI	(10)	(53)	(191)
Total impact of adjusting items on net income attributable to equity holders	$386	$299	$1,178
Adjusted Results
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,495	4,181	4,199
Total revenue	10,077	9,767	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,273	5,308	5,111
Income before taxes	3,628	3,346	3,099
Income tax expense	933	788	737
Net income	$2,695	$2,558	$2,362
Net income attributable to NCI	22	40	37
Net income attributable to equity holders	2,673	2,518	2,325
Net income attributable to preferred shareholders and other equity instrument holders	132	115	122
Net income attributable to common shareholders	$2,541	$2,403	$2,203

6	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.
a) Divestitures and wind-down of operations
In Q1 2026, the Bank recognized a loss of $434 million ($377 million after-tax)
upon the completion of the sale of its banking operations in Colombia, Costa Rica and Panama. The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges. In the prior fiscal year, the Bank recognized a total impairment loss of $1,422 million in non-interest
expense and a credit of $45 million in
non-interest
income (collectively $1,342 million
after-tax),
of which $1,362 million ($1,355 million
after-tax)
was recognized in Q1 2025, as the operations that were a part of this transaction were designated as held for sale. The changes subsequent to Q1 2025 represented changes in the carrying value of net assets being sold and fair value of shares received less costs to sell, as well as changes in foreign currency. For further details, please refer to Note 19 of the condensed interim consolidated financial statements.
In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest
income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest
income and a recovery of expenses of $7 million in
non-interest
expenses – salaries and employee benefits (collectively $90 million after-tax),
the majority of which relates to goodwill.
b) Restructuring charge and severance provisions
In Q4 2025, the Bank recorded a restructuring charge and severance provision as well as other related charges of $373 million ($270 million after-tax)
primarily related to workforce reductions. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size
Asia operations in Global Banking and Markets and regionalize activities across its international footprint, in line with the Bank’s enterprise strategy. For further details, please refer to Note 22 of the audited consolidated financial statements in the 2025 Annual Report. In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax)
related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy.
c) Legal Provision
In Q4 2025, the Bank recognized a legal provision of $74 million ($54 million after-tax)
related to several civil and other litigation matters.
In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 22 of the audited consolidated financial statements in the 2025 Annual Report.
d) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest
expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest
income – net income from investments in associated corporations for the Other operating segment.

In addition to the above, the following adjustment also impacted the earnings per share calculation in Q3 2025
e) Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note
In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS).

Scotiabank First Quarter Report 2026	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted diluted earnings per common share

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Dilutive impact of share-based payment options and others	(9)	(45)	(196)
Net income attributable to common shareholders (diluted)	$2,146	$2,059	$829
Weighted average number of diluted common shares outstanding (millions)	1,238	1,245	1,250
Diluted earnings per common share (in dollars)	$1.73	$1.65	$0.66
Adjusted Results
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Impact of adjusting items on net income attributable to common shareholders (1)	386	299	1,178
Adjusted net income attributable to common shareholders	$2,541	$2,403	$2,203
Dilutive impact of share-based payment options and others	1	5	(7)
Adjusted net income attributable to common shareholders (diluted)	$2,542	$2,408	$2,196
Weighted average number of diluted common shares outstanding (millions)	1,238	1,245	1,250
Adjusted diluted earnings per common share (in dollars)	$2.05	$1.93	$1.76
Impact of adjustments on diluted earnings per share (in dollars)	$0.32	$0.28	$1.10
(1)	Refer to Table T2 for details of adjusting items.
T2B Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$960	$737	$484	$544	$(426)	$2,299
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	20	3	(1)	(10)	12
Reported net income attributable to equity holders	960	717	481	545	(416)	2,287
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	132	132
Reported net income attributable to common shareholders	$960	$717	$481	$545	$(548)	$2,155
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$423	$423
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Total non-interest income adjustments (Pre-tax)	–	–	–	–	431	431
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	6	9	–	–	15
Total non-interest expenses adjustments (Pre-tax)	–	6	9	–	11	26
Total impact of adjusting items on net income before taxes	–	6	9	–	442	457
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(57)	(61)
Total impact of adjusting items on net income	–	4	7	–	385	396
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)
Total impact of adjusting items on net income attributable to equity holders	–	4	7	–	375	386
Adjusted net income (loss)	$960	$741	$491	$544	$(41)	$2,695
Adjusted net income attributable to equity holders	$960	$721	$488	$545	$(41)	$2,673
Adjusted net income attributable to common shareholders	$960	$721	$488	$545	$(173)	$2,541
(1)	Refer to Business Segment Review on page 19.

8	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended October 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$941	$678	$450	$519	$(382)	$2,206
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	44	3	–	(60)	(13)
Reported net income attributable to equity holders	941	634	447	519	(322)	2,219
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	115	115
Reported net income attributable to common shareholders	$941	$634	$447	$519	$(437)	$2,104
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(45)	(45)
Amortization of acquisition-related intangible assets	–	–	–	–	9	9
Total non-interest income adjustments (Pre-tax)	–	–	–	–	(36)	(36)
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	57	57
Restructuring charge and severance provisions	–	–	–	–	373	373
Legal provision	–	–	–	–	74	74
Amortization of acquisition-related intangible assets	1	6	9	–	–	16
Total non-interest expenses adjustments (Pre-tax)	1	6	9	–	504	520
Total impact of adjusting items on net income before taxes	1	6	9	–	468	484
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(127)	(132)
Total impact of adjusting items on net income	1	4	6	–	341	352
Impact of adjusting items on NCI	–	–	–	–	(53)	(53)
Total impact of adjusting items on net income attributable to equity holders	1	4	6	–	288	299
Adjusted net income (loss)	$942	$682	$456	$519	$(41)	$2,558
Adjusted net income attributable to equity holders	$942	$638	$453	$519	$(34)	$2,518
Adjusted net income attributable to common shareholders	$942	$638	$453	$519	$(149)	$2,403
(1)	Refer to Business Segment Review on page 19.

	For the three months ended January 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	(191)	(154)
Reported net income attributable to equity holders	913	651	407	517	(1,341)	1,147
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	122	122
Reported net income attributable to common shareholders	$913	$651	$407	$517	$(1,463)	$1,025
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,362	1,362
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	1,362	1,380
Total impact of adjusting items on net income before taxes	1	8	9	–	1,362	1,380
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)
Total impact of adjusting items on net income	1	6	7	–	1,355	1,369
Impact of adjusting items on NCI	–	–	–	–	(191)	(191)
Total impact of adjusting items on net income attributable to equity holders	1	6	7	–	1,164	1,178
Adjusted net income (loss)	$914	$692	$416	$517	$(177)	$2,362
Adjusted net income attributable to equity holders	$914	$657	$414	$517	$(177)	$2,325
Adjusted net income attributable to common shareholders	$914	$657	$414	$517	$(299)	$2,203
(1)	Refer to Business Segment Review on page 19.

Scotiabank First Quarter Report 2026	9

MANAGEMENT’S DISCUSSION & ANALYSIS

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 15.
T3 Reconciliation of International Banking’s reported results and constant dollar results

Reported Results	For the three months ended
($ millions)	October 31, 2025			January 31, 2025
	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,273	$(62)	$2,335	$2,169	$(112)	$2,281
Non-interest income	778	(27)	805	861	(49)	910
Total revenue	3,051	(89)	3,140	3,030	(161)	3,191
Provision for credit losses	595	(22)	617	602	(46)	648
Non-interest expenses	1,577	(39)	1,616	1,553	(79)	1,632
Income before taxes	879	(28)	907	875	(36)	911
Income tax expense	201	(6)	207	189	(7)	196
Net income	$678	$(22)	$700	$686	$(29)	$715
Net income attributable to non-controlling interests in subsidiaries (NCI)	$44	$–	$44	$35	$2	$33
Net income attributable to equity holders of the Bank	$634	$(22)	$656	$651	$(31)	$682
Other measures
Average assets ($ billions)	$226	$(5)	$231	$229	$(9)	$238
Average liabilities ($ billions)	$178	$(4)	$182	$174	$(9)	$183
Earning and
non-earning
assets, core earning assets, core net interest income and net interest margin
Net interest margin
Net interest margin is a
non-GAAP
ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets. Management uses net interest margin to measure profitability and how efficiently the Bank earns income from its core earning assets relative to the cost of funding those assets.
Components of net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.

10	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Calculation of net interest margin
Consolidated Bank

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Average total assets – Reported (1)	$1,497,957	$1,486,529	$1,460,615
Less: Non-earning assets	120,352	115,239	115,155
Average total earning assets (1)	$1,377,605	$1,371,290	$1,345,460
Less:
Trading assets	175,004	156,953	156,540
Securities purchased under resale agreements and securities borrowed	225,084	229,014	200,930
Other deductions	37,590	35,941	33,491
Average core earning assets (1)	$939,927	$949,382	$954,499
Net interest income – Reported	$5,582	$5,586	$5,173
Less: Non-core net interest income	(215)	(167)	(200)
Core net interest income	$5,797	$5,753	$5,373
Net interest margin	2.45%	2.40%	2.23%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Average total assets – Reported (1)	$471,727	$466,194	$459,895
Less: Non-earning assets	4,392	4,746	4,753
Average total earning assets (1)	$467,335	$461,448	$455,142
Less:
Other deductions	183	182	187
Average core earning assets (1)	$467,152	$461,266	$454,955
Net interest income – Reported	$2,734	$2,672	$2,647
Less: Non-core net interest income	–	–	–
Core net interest income	$2,734	$2,672	$2,647
Net interest margin	2.32%	2.30%	2.31%
(1)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Average total assets – Reported (1)	$219,139	$226,015	$228,877
Less: Non-earning assets	13,644	13,134	14,883
Average total earning assets (1)	$205,495	$212,881	$213,994
Less:
Trading assets	7,490	6,142	6,408
Securities purchased under resale agreements and securities borrowed	2,617	2,929	4,195
Other deductions	7,378	7,378	6,612
Average core earning assets (1)	$188,010	$196,432	$196,779
Net interest income – Reported	$2,146	$2,273	$2,169
Less: Non-core net interest income	(7)	23	(12)
Core net interest income	$2,153	$2,250	$2,181
Net interest margin	4.54%	4.54%	4.40%
(1)	Average balances represent the average of daily balances for the period.

Scotiabank First Quarter Report 2026	11

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Average total assets – Reported (1)	$546,412	$531,107	$510,902
Less: Non-earning assets	49,194	45,978	46,827
Average total earning assets (1)	$497,218	$485,129	$464,075
Less:
Trading assets	163,555	145,681	141,642
Securities purchased under resale agreements and securities borrowed	222,468	226,085	196,735
Other deductions	24,064	23,058	23,372
Average core earning assets (1)	$87,131	$90,305	$102,326
Net interest income – Reported	$398	$363	$319
Less: Non-core net interest income	(72)	(72)	(106)
Core net interest income	$470	$435	$425
Net interest margin	2.14%	1.91%	1.65%
(1)	Average balances represent the average of daily balances for the period.
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and operating segment return on equity
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. The Bank attributes capital to its business lines to approximate 11.5% of the Basel III common equity capital requirements.
Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. Management uses operating segment return on equity to evaluate the performance of its operating segments.
Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
ratio.
T5 Return on equity by operating segment

	For the three months ended January 31, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$960	$717	$481	$545	$(548)		$2,155
Total average common equity (1)	21,090	17,836	10,810	15,121	12,431		77,288
Return on equity	18.1%	16.0%	17.7%	14.3%	nm	(2)	11.1%
Adjusted (3)
Net income attributable to common shareholders	$960	$721	$488	$545	$(173)		$2,541
Return on equity	18.1%	16.1%	17.9%	14.3%	nm	(2)	13.0%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

12	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended October 31, 2025							For the three months ended January 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$941	$634	$447	$519	$(437)		$2,104	$913	$651	$407	$517	$(1,463)		$1,025
Total average common equity (1)	20,964	18,110	10,599	14,664	11,756		76,093	21,636	18,191	10,183	15,361	8,706		74,077
Return on equity	17.8%	13.9%	16.7%	14.1%	nm	(2)	11.0%	16.7%	14.2%	15.8%	13.3%	nm	(2)	5.5%
Adjusted (3)
Net income attributable to common shareholders	$942	$638	$453	$519	$(149)		$2,403	$914	$657	$414	$517	$(299)		$2,203
Return on equity	17.8%	14.0%	17.0%	14.1%	nm	(2)	12.5%	16.7%	14.3%	16.1%	13.3%	nm	(2)	11.8%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.
Return on tangible common equity
Return on tangible common equity (ROTCE) is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio. Management uses ROTCE to assess the Bank’s performance and ability to use its tangible common equity to generate returns.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.
T6 Return on tangible common equity

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported
Average common equity – reported (1)	$77,288	$76,093	$74,077
Average goodwill (1)(2)	(9,984)	(9,917)	(9,539)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,545)	(3,558)	(3,597)
Average tangible common equity (1)	$63,759	$62,618	$60,941
Net income attributable to common shareholders – reported	$2,155	$2,104	$1,025
Amortization of acquisition-related intangible assets (after-tax) (3)	19	20	14
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$2,174	$2,124	$1,039
Return on tangible common equity – reported	13.5%	13.5%	6.8%
Adjusted (3)
Adjusted net income attributable to common shareholders	$2,541	$2,403	$2,203
Return on tangible common equity – adjusted	15.8%	15.2%	14.3%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 6.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank First Quarter Report 2026	13

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,299 million, compared to $993 million in the same period last year and $2,206 million last quarter. The increase in net income compared to last year was due mainly to higher net interest income and lower non-interest
expenses, which in the prior year included the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama.
Diluted earnings per share were $1.73 compared to $0.66 in the same period last year and $1.65 last quarter. Return on equity was 11.1%, compared to 5.5% in the same period last year and 11% last quarter.
Adjusted net income was $2,695 million compared to $2,362 million last year, an increase of 14%. The increase was driven primarily by higher revenues, partly offset by higher non-interest
expenses and income taxes. Compared to last quarter, adjusted net income increased 5% from $2,558 million. The increase was driven primarily by higher non-interest
income, partly offset by higher provision for credit losses and income taxes.
Adjusted diluted earnings per share were $2.05 compared to $1.76 last year and $1.93 last quarter. Adjusted return on equity was 13% compared to 11.8% a year ago and 12.5% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Significant developments
Sale of banking operations in Colombia, Costa Rica and Panama
In Q1 2026, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for a 20.3% ownership stake in the combined Davivienda Group S.A.
Upon closing, the Bank recognized an additional loss of $434 million ($377 million after-tax) recorded in the Other segment for this transaction. This loss primarily represents the release of cumulative foreign currency translation losses inclusive of hedges. As of October 31, 2025, the Bank recognized an impairment loss of $1,422 million in non-interest
expense and a credit of $45 million in
non-interest
income (collectively $1,342 million
after-tax).
For further details, please refer to Note 19 of the condensed interim consolidated financial statements.
Economic summary and outlook
Global economic activity is expected to decelerate modestly in the coming years, while remaining resilient to the heightened trade tensions since early 2025. We expect this will play out unevenly across regions as varying combinations of fiscal and monetary support across individual economies will help limit the negative impacts from these tensions.
The U.S. economy has continued to exceed expectations in recent months, supported by strong equity market performance, solid business investment, mostly in high-tech sectors, and robust consumer spending. Despite frequent trade-related threats by the U.S. administration, the effective average tariff rate on U.S. imports has remained essentially unchanged since the summer of 2025, helping to ease economic headwinds associated with trade uncertainty. We forecast U.S. economic growth to slow in the near-term as it adjusts to higher tariffs and the lagged effects of monetary tightening. A sharp reversal in imports is expected to limit the extent of this slowdown, with growth easing only modestly from 2.1% in 2025 to 1.9% in 2026 and 2% in 2027. This moderation will not be sufficient to bring inflation back to target given persistent tariff-related pressures and excess demand. We expect the Federal Reserve to lower its policy rate to 3% by Q3 2026.
Canada’s economy is expected to moderate in 2025-2026, to the
1.5%-1.6%
range, as it adjusts to the higher tariff landscape and a slowing U.S. economy. Growth is projected to pick up to 2% in 2027, as trade-related headwinds fade and the effects of past policy rate cuts build. Despite the modest outlook in 2025-2026, growth should still exceed potential, as potential will be restrained by weak productivity and population growth. This will help gradually eliminate excess capacity in the near term, supporting a decline in headline inflation toward 2% in 2026. As in the U.S., however, we expect inflation pressures will keep core inflation in the upper half of the Bank of Canada’s target range. We expect the Bank of Canada to hold its policy rate at 2.25% until the outcome of the CUSMA negotiations becomes clearer, given its material impact on the outlook, and to begin increasing it thereafter, reaching 3% in early 2027. We currently assume CUSMA will be renewed with modest adjustments; however, uncertainty around this assumption, together with other geopolitical and financial risks, largely related to U.S. policies, pose significant risks to the outlook.
Latin American economies are still moving at different speeds, reflecting material differences in domestic momentum and policy space. In Mexico, a restrictive fiscal stance and uncertainty are weighing on investment. At the same time, inflation pressures remain persistent, which leaves Banxico with limited room to support activity. As a result, the economy is expected to register near zero growth in 2025 and only a modest pickup thereafter. Peru, by contrast, continues to show firm underlying momentum, with strong metal prices, a stable social backdrop, and price stability supporting domestic demand. Near-term tailwinds should help keep growth solid despite uncertainty surrounding upcoming elections. Chile’s economy has softened slightly, with weaker activity and labour-market signals reinforcing an easing bias. With the election period now largely behind, near-term political uncertainty has diminished, but the outlook remains sensitive to global financial conditions and the future path of the peso’s exchange rate.

14	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 10.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	January 31 2026	October 31 2025	January 31 2025	January 31, 2026 vs. October 31, 2025	January 31, 2026 vs. January 31, 2025
U.S. dollar/Canadian dollar	0.721	0.721	0.704	–%	2.4%
Mexican Peso/Canadian dollar	13.010	13.365	14.344	(2.7)%	(9.3)%
Peruvian Sol/Canadian dollar	2.427	2.512	2.641	(3.4)%	(8.1)%
Colombian Peso/Canadian dollar	2,708.926	2,843.332	3,069.839	(4.7)%	(11.8)%
Chilean Peso/Canadian dollar	656.612	691.582	693.703	(5.1)%	(5.3)%

Impact on net income (1) ($ millions except EPS)				January 31, 2026 vs. October 31, 2025	January 31, 2026 vs. January 31, 2025
Net interest income				$55	$104
Non-interest income (2)				(1)	91
Total revenue				54	195
Non-interest expenses				(10)	6
Other items (net of tax) (2)				(27)	(79)
Net income				$17	$122
Earnings per share (diluted)				$0.01	$0.10
Impact by business line ($ millions)
Canadian Banking				$–	$(1)
International Banking (2)				30	26
Global Wealth Management				3	4
Global Banking and Markets				1	(5)
Other (2)				(17)	98
Net income				$17	$122
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank First Quarter Report 2026	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
T8 Group Financial Performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,064	4,217	4,199
Total revenue	9,646	9,803	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,299	5,828	6,491
Income before taxes	3,171	2,862	1,719
Income tax expense	872	656	726
Net income	$2,299	$2,206	$993
Net income attributable to non-controlling interests in subsidiaries	$12	$(13)	$(154)
Net income attributable to equity holders of the Bank	$2,287	$2,219	$1,147
Other financial data and measures
Return on equity (1)	11.1%	11.0%	5.5%
Net interest margin (2)	2.45%	2.40%	2.23%
Effective tax rate (1)	27.5%	22.9%	42.2%
Provision for credit losses – performing (Stage 1 and 2)	$73	$71	$98
Provision for credit losses – impaired (Stage 3)	$1,103	$1,042	$1,064
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.61%	0.58%	0.60%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.58%	0.54%	0.55%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.49%	0.51%	0.49%
(1)	Refer to Glossary on page 53 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
T8A Adjusted Group Financial Performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Adjusted Results (1)
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,495	4,181	4,199
Total revenue	10,077	9,767	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,273	5,308	5,111
Income before taxes	3,628	3,346	3,099
Income tax expense	933	788	737
Net income	$2,695	$2,558	$2,362
Net income attributable to non-controlling interests in subsidiaries	$22	$40	$37
Net income attributable to equity holders of the Bank	$2,673	$2,518	$2,325
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
T8B Impact of Divested Operations
On December 1, 2025, the Bank completed the previously announced sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal periods. For further details on divestitures, refer to Note 19 of the condensed interim consolidated financial statements.

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Net interest income	$85	$253	$291
Non-interest income	45	142	144
Total Revenue	130	395	435
Provision for credit losses	39	108	143
Non-interest expenses	88	249	274
Income before taxes	3	38	18
Income tax expenses	2	17	3
Net Income	$1	$21	$15
Net income attributable to non-controlling interest in subsidiaries	$1	$8	$(5)
Net income attributable to equity holders of the Bank	$–	$13	$20

16	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

(Unaudited) ($ millions)	January 31, 2026 vs. October 31, 2025	January 31, 2026 vs. January 31, 2025
Net interest income	$(168)	$(206)
Non-interest income	(97)	(99)
Total revenue	(265)	(305)
Provision for credit losses	69	104
Non-interest expenses	161	186
Income before taxes	(35)	(15)
Income tax expenses	15	1
Net income	$(20)	$(14)
Net income attributable to non-controlling interest in subsidiaries	$7	$(6)
Net income attributable to equity holders of the Bank	$(13)	$(20)
Impact on diluted EPS (in dollars)	$(0.01)	$(0.02)
Net income
Q1 2026 vs Q1 2025
Net income was $2,299 million compared to $993 million, an increase of 131%. Net income included an impairment loss of $377 million in the current quarter and $1,355 million in the prior year, related to the sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net income was $2,695 million compared to $2,362 million, an increase of 14%. The increase was driven primarily by higher net interest income and non-interest
income, partly offset by higher
non-interest
expenses and higher income taxes.
Q1 2026 vs Q4 2025
Net income was $2,299 million compared to $2,206 million, an increase of 4%. The increase was driven primarily by lower non-interest
expenses, partly offset by lower
non-interest
income, higher provision for credit losses and higher income taxes. Adjusted net income was $2,695 million compared to $2,558 million, an increase of 5%. The increase was driven primarily by higher non-interest
income, partly offset by higher provision for credit losses and higher income taxes.
Total revenue
Q1 2026 vs Q1 2025
Revenues were $9,646 million compared to $9,372 million, an increase of 3%. Adjusted revenues were $10,077 million, an increase of 8%.
Net interest income was $5,582 million, an increase of $409 million or 8%. The increase was due primarily to a higher net interest margin and the positive impact of foreign currency translation. This was partly offset by a decrease of $206 million or 4% due to the impact of divestitures.
The net interest margin was 2.45%, an increase of 22 basis points. The increase was driven by higher margins across all business segments and lower funding costs, partly offset by a decrease of five basis points due to the impact of divestitures.
Non-interest
income was $4,064 million compared to $4,199 million, a decrease of $135 million or 3%. Adjusted non-interest
income was $4,495 million, an increase $296 million or 7%. The increase was driven primarily by higher wealth management revenues, higher income from associated corporations, higher client-driven trading-related revenues, and the positive impact of foreign currency translation. This was partly offset by a decrease of $99 million or 2% due to the impact of divestitures.
Q1 2026 vs Q4 2025
Revenues were $9,646 million compared to $9,803 million, a decrease of 2%. Adjusted revenues were $10,077 million compared to $9,767 million, an increase of 3%.
Net interest income was $5,582 million, a decrease of $4 million. The decrease was driven by the impact of divestitures of $168 million or 3%. This was largely offset by higher net interest margin and the positive impact of foreign currency translation.
The net interest margin was 2.45%, an increase of five basis points. The increase was mainly driven by higher margins in Global Banking and Markets, and Canadian Banking. This was partly offset by a decrease of three basis points due to the impact of divestitures.
Non-interest
income was $4,064 million compared to $4,217 million, a decrease of $153 million or 4%. Adjusted non-interest
income was $4,495 million, an increase of $314 million or 8%. The increase was driven primarily by higher client-driven trading-related revenue from fixed income and equities, as well as higher wealth management revenues. This was partly offset by a decrease of $97 million or 2% due to the impact of divestitures.
Provision for credit losses
Q1 2026 vs Q1 2025
The provision for credit losses was $1,176 million compared to $1,162 million, an increase of $14 million. The provision for credit losses ratio increased by one basis point to 61 basis points. The impact of divestitures on the provision for credit loss ratio was a decrease of one basis point.
The provision for credit losses on performing loans was $73 million compared to $98 million, a decrease of $25 million. The provision this quarter was primarily related to credit migration impacting Canadian and International Banking portfolios, as well as business growth mainly in the International retail portfolio in Chile and Mexico, partly offset by the impact of improving macroeconomic outlook in Canada.
The provision for credit losses on impaired loans was $1,103 million, compared to $1,064 million, an increase of $39 million. The provision for credit losses ratio on impaired loans was 58 basis points, an increase of three basis points. The increase was due primarily to higher formations in Canadian retail and corporate portfolios. This was partly offset by the reduction of $103 million in the International retail portfolio, mainly due to the impact of divestitures.

Scotiabank First Quarter Report 2026	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2026 vs Q4 2025
The provision for credit losses was $1,176 million compared to $1,113 million, an increase of $63 million. The provision for credit losses ratio increased by three basis points to 61 basis points. The impact of divestitures on the provision for credit loss ratio was a decrease of one basis point.
The provision for credit losses on performing loans was $73 million compared to $71 million, an increase of $2 million. The provision this quarter was primarily related to credit migration impacting Canadian and International Banking portfolios, as well as business growth mainly in the International retail portfolio in Chile and Mexico, partly offset by the impact of the improving macroeconomic outlook in Canada.
The provision for credit losses on impaired loans was $1,103 million compared to $1,042 million, an increase of $61 million. The provision for credit losses ratio on impaired loans was 58 basis points, an increase of four basis points. The increase was due primarily to higher formations in Canadian retail and corporate portfolios. This was partly offset by the reduction of $74 million in the International Banking portfolio due to the impact of divestitures.
Non-interest
expenses
Q1 2026 vs Q1 2025
Non-interest
expenses were $5,299 million compared to $6,491 million, a decrease of 18%. Adjusted non-interest
expenses were $5,273 million compared to $5,111 million, an increase of 3%. The increase was driven primarily by higher performance-based and stock-based compensation, as well as higher personnel costs and higher advertising and business development costs to support strategic growth initiatives. This was partly offset by lower professional fees and the impact of divestitures of $186 million or 4%.
The productivity ratio was 54.9% compared to 69.3%. The adjusted productivity ratio was 52.3% compared to 54.5%. Operating leverage was positive 21.3% this quarter and positive 4.4% on an adjusted basis.
Q1 2026 vs Q4 2025
Non-interest
expenses were $5,299 million compared to $5,828 million, a decrease of 9%. Adjusted non-interest
expenses were $5,273 million compared to $5,308 million, a decrease of 1%. The decrease was driven by lower technology, professional fees, other expenses and the impact of divestitures of $161 million or 3%. This was partly offset by seasonally higher stock-based compensation, higher performance-based compensation and personnel costs.
The productivity ratio was 54.9% compared to 59.4%. The adjusted productivity ratio was 52.3% compared to 54.3%.
Taxes
Q1 2026 vs Q1 2025
The effective tax rate was 27.5% compared to 42.2% due primarily to the higher impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in the prior year, partly offset by higher withholding taxes. On an adjusted basis the effective tax rate was 25.7% compared to 23.8% due primarily to lower income in lower tax jurisdictions and higher withholding taxes in the quarter.
Q1 2026 vs Q4 2025
The effective tax rate was 27.5% compared to 22.9% due primarily to the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, lower income in lower tax jurisdictions, higher withholding taxes and lower inflationary adjustments in Chile. On an adjusted basis the effective tax rate was 25.7% compared to 23.6%, due primarily to lower income in lower tax jurisdictions, higher withholding taxes and lower inflationary adjustments in Chile.

18	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller operating segments and corporate adjustments are included in the Other segment.
Segment measurement methodologies
Constant Dollar Basis
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.
Taxable Equivalent Basis
Effective Q1 2026, the Bank no longer analyzes business segment revenues on a taxable equivalent basis (TEB). Under the TEB methodology, tax-exempt
income earned on certain securities reported in either net interest income or non-interest income was grossed up to an equivalent before tax basis. It also grossed up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases were made to the provision for income taxes; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results. The TEB gross-up
recorded in the business segments has significantly decreased in recent quarters as the Bank no longer claims the dividend received deduction on Canadian shares, following the enactment of Bill
C-59
in January 2024. The changes have been applied on a prospective basis, prior period results included a TEB gross-up
as follows:

T9 TEB gross-up
	For the three months ended
($ millions)	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024	January 31 2024
Net interest income	$–	$–	$–	$–	$–	$1	$–	$2
Non-interest income	9	8	9	8	10	13	8	48
Total revenue and provision for taxes	$9	$8	$9	$8	$10	$14	$8	$50
Other segment
The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.
Funds transfer pricing
Funds transfer pricing (FTP) is the process by which the Bank prices intra-company borrowing or lending between the business segments and the Other segment. Through consideration of interest rate and liquidity risk characteristics of assets, liabilities and off-balance
sheet exposures, this process aims to manage these risks through Group Treasury and enable risk-adjusted management reporting of business segment results. Periodically, the methodology and assumptions used in the FTP process are adjusted to reflect customer behaviours, market dynamics and other factors, which may impact the financial results of the business segments.

Scotiabank First Quarter Report 2026	19

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Banking
T10 Canadian Banking financial performance
	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$2,734	$2,672	$2,647
Non-interest income	780	735	765
Total revenue	3,514	3,407	3,412
Provision for credit losses	576	494	538
Non-interest expenses	1,615	1,617	1,611
Income before taxes	1,323	1,296	1,263
Income tax expense	363	355	350
Net income	$960	$941	$913
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$960	$941	$913
Other financial data and measures
Return on equity (1)	18.1%	17.8%	16.7%
Net interest margin (2)	2.32%	2.30%	2.31%
Effective tax rate (1)	27.4%	27.4%	27.7%
Provision for credit losses – performing (Stage 1 and 2)	$23	$22	$51
Provision for credit losses – impaired (Stage 3)	$553	$472	$487
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.49%	0.43%	0.47%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.47%	0.41%	0.43%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.40%	0.38%	0.37%
Average assets ($ billions)	$472	$466	$460
Average liabilities ($ billions)	$378	$379	$386
(1)	Refer to Glossary on page 53 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
Net income
Q1 2026 vs Q1 2025
Net income attributable to equity holders was $960 million compared to $913 million, an increase of 5%. The increase was driven primarily by higher net interest income and non-interest
income, partly offset by higher provision for credit losses.
Q1 2026 vs Q4 2025
Net income attributable to equity holders was $960 million compared to $941 million, an increase of 2%. The increase was driven primarily by higher net interest income and non-interest
income, partly offset by higher provision for credit losses.
Average assets
Q1 2026 vs Q1 2025
Average assets were $472 billion compared to $460 billion. The growth included $15 billion or 5% in residential mortgages, partly offset by a decline of $1 billion or 1% in business loans and $1 billion or 1% in personal loans.
Q1 2026 vs Q4 2025
Average assets were $472 billion compared to $466 billion. The increase was driven by $6 billion or 2% growth in residential mortgages.
Average liabilities
Q1 2026 vs Q1 2025
Average liabilities were $378 billion compared to $386 billion. The decrease was driven primarily by a 11% reduction in personal and non-personal
term products, partly offset by growth of 5% in personal savings products and 5% in personal chequing deposits.
Q1 2026 vs Q4 2025
Average liabilities were $378 billion compared to $379 billion. The decrease was due primarily to a decline of 4% in personal and non-personal term products, partly offset by an increase of 2% in personal chequing deposits, 1% in personal savings products and in other liabilities.

20	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenue
Q1 2026 vs Q1 2025
Revenues were $3,514 million compared to $3,412 million, an increase of 3%.
Net interest income was $2,734 million compared to $2,647 million, an increase of 3% or $87 million. The increase was due primarily to loan growth and higher net interest margin. The net interest margin increased one basis point to 2.32%, driven by an increase in deposit margins, including favourable changes in deposit mix.
Non-interest
income was $780 million compared to $765 million, an increase of 2% or $15 million. The increase was driven primarily by higher credit card and mutual fund distribution fees, partly offset by lower private equity gains and lower insurance income.
Q1 2026 vs Q4 2025
Revenues were $3,514 million compared to $3,407 million, an increase of 3%.
Net interest income was $2,734 million compared to $2,672 million, an increase of 2% or $62 million. The increase was due primarily to loan growth and higher net interest margin. The net interest margin increased two basis points to 2.32%, driven by an increase in deposit margins, including favourable changes in deposit mix.
Non-interest
income was $780 million compared to $735 million, an increase of 6% or $45 million. The increase was driven primarily by higher credit card fees, private equity gains and mutual fund distribution fees.
Provision for credit losses
Q1 2026 vs Q1 2025
The provision for credit losses was $576 million compared to $538 million, an increase of $38 million. The provision for credit losses ratio increased two basis points to 49 basis points.
The provision for credit losses on performing loans was $23 million compared to $51 million, a decrease of $28 million. The provision this period was due primarily to credit migration mainly in retail unsecured and commercial portfolios, partly offset by the improving macroeconomic outlook.
Provision for credit losses on impaired loans was $553 million compared to $487 million, an increase of $66 million. The provision for credit losses ratio on impaired loans was 47 basis points, an increase of four basis points. The increase was due primarily to higher retail formations mainly in unsecured portfolios, as well as higher commercial provisions.
Q1 2026 vs Q4 2025
The provision for credit losses was $576 million compared to $494 million, an increase of $82 million. The provision for credit losses ratio increased six basis points to 49 basis points.
The provision for credit losses on performing loans was $23 million compared to a provision of $22 million, an increase of $1 million. The provision this period was due primarily to credit migration mainly in retail unsecured portfolios, partly offset by the improving macroeconomic outlook.
Provision for credit losses on impaired loans was $553 million compared to $472 million, an increase of $81 million. The provision for credit losses ratio on impaired loans was 47 basis points, an increase of six basis points. The increase was driven primarily by higher retail provisions mainly in unsecured portfolios and auto loans.
Non-interest
expenses
Q1 2026 vs Q1 2025
Non-interest
expenses were $1,615 million compared to $1,611 million, in line with the prior period. Higher advertising, technology, and professional fee expenses to support business growth were offset by lower personnel costs from the benefit of efficiency initiatives. The productivity ratio was 46.0% compared to 47.3%.
Q1 2026 vs Q4 2025
Non-interest
expenses were $1,615 million compared to $1,617 million, in line with the prior period. Higher technology and advertising expenses were offset by lower personnel costs from the benefit of efficiency initiatives. The productivity ratio was 46.0% compared to 47.5%.
Taxes
The effective tax rate was 27.4% compared to 27.7% in the prior year and 27.4% in the prior quarter.

Scotiabank First Quarter Report 2026	21

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking
T11 International Banking financial performance
	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$2,146	$2,273	$2,169
Non-interest income (1)	815	778 (2)	861 (2)
Total revenue	2,961	3,051	3,030
Provision for credit losses	536	595	602
Non-interest expenses	1,460	1,577	1,553
Income before taxes	965	879	875
Income tax expense	228	201 (2)	189 (2)
Net income	$737	$678	$686
Net income attributable to non-controlling interests in subsidiaries	$20	$44	$35
Net income attributable to equity holders of the Bank	$717	$634	$651
Other financial data and measures
Return on equity (3)	16.0%	13.9%	14.2%
Net interest margin (4)	4.54%	4.54%	4.40%
Effective tax rate (3)	23.6%	22.8%	21.6%
Provision for credit losses – performing (Stage 1 and 2)	$53	$38	$27
Provision for credit losses – impaired (Stage 3)	$483	$557	$575
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	1.37%	1.44%	1.46%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	1.23%	1.35%	1.39%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	1.16%	1.24%	1.27%
Average assets ($ billions)	$219	$226	$229
Average liabilities ($ billions)	$172	$178	$174
(1)	Includes income from associated corporations for the three months ended January 31, 2026 – $48 (October 31, 2025 – $40; January 31, 2025 – $35).
(2)
Effective Q1 2026, the Bank no longer records the TEB
gross-up
on
tax-exempt
income. The prior periods results presented include a TEB
gross-up
for the three months ended October 31, 2025 – $9 (January 31, 2025 – $8). Refer to page 19 for further details.

(3)	Refer to Glossary on page 53 for the description of the measure.
(4)	Refer to Non-GAAP Measures starting on page 5.
T11A Impact of Divested Operations
On December 1, 2025, the Bank completed the previously announced sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal periods. For further details on divestitures, refer to Note 19 of the condensed interim consolidated financial statements.

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Net interest income	$84	$249	$287
Non-interest income	43	136	139
Total revenue	127	385	426
Provision for credit losses	39	108	143
Non-interest expenses	85	243	266
Income before taxes	3	34	17
Income tax expense	2	16	2
Net income	$1	$18	$15
Net income attributable to non-controlling interests in subsidiaries	$1	$7	$(5)
Net income attributable to equity holders of the Bank	$–	$11	$20
Net income
Q1 2026 vs Q1 2025
Net income attributable to equity holders was $717 million compared to $651 million, an increase of 10%. The increase was driven primarily by lower non-interest
expenses and provision for credit losses, as well as the positive impact of foreign currency translation. This was partly offset by higher income taxes, and lower non-interest
income and net interest income.
Q1 2026 vs Q4 2025
Net income attributable to equity holders was $717 million compared to $634 million, an increase of 13%. The increase was driven primarily by lower non-interest
expenses and provision for credit losses, as well as higher
non-interest
income and the positive impact of foreign currency translation. This was partly offset by lower net interest income and higher income taxes.

22	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.
T12 International Banking financial performance on reported and constant dollar basis

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Constant dollars – Reported (1)
Net interest income	$2,146	$2,335	$2,281
Non-interest income (2)	815	805	910
Total revenue	2,961	3,140	3,191
Provision for credit losses	536	617	648
Non-interest expenses	1,460	1,616	1,632
Income before taxes	965	907	911
Income tax expense	228	207	196
Net income	$737	$700	$715
Net income attributable to non-controlling interests in subsidiaries	$20	$44	$33
Net income attributable to equity holders of the Bank	$717	$656	$682
Other financial data and measures
Average assets ($ billions)	$219	$231	$238
Average liabilities ($ billions)	$172	$182	$183
(1)	Refer to Constant Dollar reconciliation on page 10.
(2)	Includes income (on a taxable equivalent basis) from associated corporations for the three months ended January 31, 2026 – $48 (October 31, 2025 – $40; January 31, 2025 – $35).
Net income
Q1 2026 vs Q1 2025
Net income attributable to equity holders was $717 million compared to $682 million, an increase of 5%. The increase was driven primarily by lower non-interest
expenses and provision for credit losses. This was partly offset by lower net interest income and non-interest
income, as well as higher income taxes.
Q1 2026 vs Q4 2025
Net income attributable to equity holders was $717 million compared to $656 million, an increase of 10%. The increase was driven primarily by lower non-interest
expenses and provision for credit losses, as well as higher
non-interest
income. This was partly offset by lower net interest income and higher income taxes.
Average assets
Q1 2026 vs Q1 2025
Average assets were $219 billion compared to $238 billion. Total loans decreased $14 billion or 8%, driven by the impact of divestitures, as well as a decrease in business loans, primarily in Brazil and Mexico.
Q1 2026 vs Q4 2025
Average assets were $219 billion compared to $231 billion. Total loans decreased $12 billion or 7%, mainly due to the impact of divestitures.
Average liabilities
Q1 2026 vs Q1 2025
Average liabilities were $172 billion compared to $183 billion. Total deposits decreased by 4% mainly due to the impact of divestitures, partly offset by an increase in non-personal
deposits in Peru and personal and non-personal deposits in the Caribbean.
Q1 2026 vs Q4 2025
Average liabilities were $172 billion compared to $182 billion. Total deposits decreased by 8% mainly due to the impact of divestitures. This was partly offset by an increase in non-personal
deposits in Peru.
Total revenue
Q1 2026 vs Q1 2025
Revenues were $2,961 million compared to $3,191 million, a decrease of $230 million or 7%.
Net interest income was $2,146 million compared to $2,281 million, a decrease of $135 million or 6% driven mainly by the impact of divestitures. This was partly offset by lower funding costs, mainly in Mexico. Net interest margin increased by 14 basis points to 4.54%, driven mainly by lower funding costs due to declines in central bank rates.

Scotiabank First Quarter Report 2026	23

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
income was $815 million compared to $910 million, a decrease of $95 million or 10% driven by the impact of divestitures. This was partly offset by higher income from investments in associated corporations.
Q1 2026 vs Q4 2025
Revenues were $2,961 million compared to $3,140 million, a decrease of $179 million or 6%.
Net interest income was $2,146 million compared to $2,335 million, a decrease of $189 million or 8% driven by the impact of divestitures, as well as higher funding costs. Net interest margin was in line with last quarter at 4.54%.
Non-interest
income was $815 million compared to $805 million, an increase of $10 million or 1%, driven by higher capital markets revenues in Peru and Mexico.
Provision for credit losses
Q1 2026 vs Q1 2025
The provision for credit losses was $536 million compared to $648 million, a decrease of $112 million, due mainly to the impact of divestitures. The provision for credit losses ratio decreased nine basis points to 137 basis points.
Provision for credit losses on performing loans was $53 million compared to $30 million, an increase of $23 million. The provision this period was driven primarily by credit migration mainly in the Chile retail portfolio, as well as retail portfolio growth in Chile and Mexico.
Provision for credit losses on impaired loans was $483 million, compared to $618 million, a decrease of $135 million. The provision for credit losses ratio on impaired loans was 123 basis points, a decrease of 16 basis points. The decrease is mainly due to divestitures, partly offset by higher provisions in Chile and Mexico.
Q1 2026 vs Q4 2025
The provision for credit losses was $536 million, compared to $617 million, a decrease of $81 million, due mainly to the impact of divestitures. The provision for credit losses ratio was 137 basis points, a decrease of seven basis points.
Provision for credit losses on performing loans was $53 million compared to $40 million, an increase of $13 million. The provision this period was driven primarily by credit migration in the Chile retail portfolio, as well as retail portfolio growth in Chile and Mexico.
Provision for credit losses on impaired loans was $483 million, compared to $577 million, a decrease of $94 million. The provision for credit losses ratio on impaired loans decreased 12 basis points to 123 basis points. The decrease is mainly due to divestitures, partly offset by higher provisions in Chile and Mexico.
Non-interest expenses
Q1 2026 vs Q1 2025
Non-interest
expenses were $1,460 million compared to $1,632 million, a decrease of $172 million or 11%. The decrease was driven by the impact of divestitures and lower depreciation in Mexico. This was partly offset by higher personnel costs, mainly in Mexico and Chile. The productivity ratio was 49.3% compared to 51.3%.
Q1 2026 vs Q4 2025
Non-interest
expenses were $1,460 million compared to $1,616 million, a decrease of $156 million or 10%. The decrease was driven by the impact of divestitures and lower advertising costs, mainly in Mexico and Peru. This was partly offset by higher personnel costs in Mexico. The productivity ratio was 49.3% compared to 51.7%.
Taxes
Q1 2026 vs Q1 2025
The effective tax rate was 23.6% compared to 21.6%. The increase was due primarily to lower inflationary adjustments in Chile, lower tax-exempt
income and a lower tax benefit in Brazil in the current quarter.
Q1 2026 vs Q4 2025
The effective tax rate was 23.6% compared to 22.8%. The increase was due primarily to lower inflationary adjustments in Chile, partly offset by changes in the earnings mix in the current quarter.

24	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T13 Global Wealth Management financial performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$304	$281	$232
Non-interest income	1,497	1,423	1,347
Total revenue	1,801	1,704	1,579
Provision for credit losses	4	4	4
Non-interest expenses	1,146	1,095	1,022
Income before taxes	651	605	553
Income tax expense	167	155	144
Net income	$484	$450	$409
Net income attributable to non-controlling interests in subsidiaries	$3	$3	$2
Net income attributable to equity holders of the Bank	$481	$447	$407
Other financial data and measures
Return on equity (1)	17.7%	16.7%	15.8%
Effective tax rate (1)	25.7%	25.6%	26.0%
Assets under administration ($ billions) (1)	$801	$797	$738
Assets under management ($ billions) (1)	$436	$432	$396
Average assets ($ billions)	$40	$39	$37
Average liabilities ($ billions)	$55	$52	$43
(1)	Refer to Glossary on page 53 for the description of the measure.
T13A Adjusted Global Wealth Management financial performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Adjusted Results (1)
Net interest income	$304	$281	$232
Non-interest income	1,497	1,423	1,347
Total revenue	1,801	1,704	1,579
Provision for credit losses	4	4	4
Non-interest expenses (2)	1,137	1,086	1,013
Income before taxes	660	614	562
Income tax expense	169	158	146
Net income	$491	$456	$416
Net income attributable to non-controlling interests in subsidiaries	$3	$3	$2
Net income attributable to equity holders of the Bank	$488	$453	$414
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended January 31, 2026 – $9 (October 31, 2025 – $9; January 31, 2025 – $9).
Net income
Q1 2026 vs Q1 2025
Net income attributable to equity holders was $481 million compared to $407 million. Adjusted net income attributable to equity holders was $488 million compared to $414 million, representing an 18% increase. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest expenses.
Q1 2026 vs Q4 2025
Net income attributable to equity holders was $481 million compared to $447 million. Adjusted net income attributable to equity holders was $488 million compared to $453 million, representing an 8% increase. The increase was due primarily to higher mutual fund fees, brokerage revenues and net interest income, partly offset by higher volume-related non-interest expenses.
Assets under management (AUM) and assets under administration (AUA)
Q1 2026 vs Q1 2025
Assets under management were $436 billion compared to $396 billion, an increase of 10%, driven primarily by market appreciation and higher net sales with strong contribution from the Retail Branch.
Assets under administration were $801 billion compared to $738 billion, an increase of 8%, driven primarily by market appreciation and higher net sales.
Q1 2026 vs Q4 2025
Assets under management were $436 billion compared to $432 billion, an increase of 1%, driven primarily by market appreciation and higher net sales. Assets under administration were $801 billion compared to $797 billion, an increase of $4 billion compared to prior period.

Scotiabank First Quarter Report 2026	25

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenue
Q1 2026 vs Q1 2025
Revenues were $1,801 million compared to $1,579 million, an increase of 14%.
Net interest income was $304 million compared to $232 million, an increase of 31% or $72 million, reflecting strong average volume growth in deposits and loans and improved margins primarily in Private Banking.
Non-interest
income was $1,497 million compared to $1,347 million, an increase of 11% or $150 million, due primarily to higher mutual fund fees and brokerage revenues across the Canadian and International wealth businesses.
Q1 2026 vs Q4 2025
Revenues were $1,801 million compared to $1,704 million, an increase of 6%.
Net interest income was $304 million compared to $281 million, an increase of 8% or $23 million, reflecting strong average volume growth in deposits and loans and improved margins primarily in Private Banking.
Non-interest
income was $1,497 million compared to $1,423 million, an increase of 5% or $74 million. The increase was due primarily to higher mutual fund fees and brokerage revenues across the Canadian and International wealth businesses.
Provision for credit losses
Q1 2026 vs Q1 2025 vs Q4 2025
The provision for credit losses was $4 million, remaining unchanged from prior year and prior quarter. The provision for credit losses ratio was six basis points.
Non-interest
expenses
Q1 2026 vs Q1 2025
Non-interest
expenses were $1,146 million compared to $1,022 million, an increase of 12%. The increase was due primarily to higher volume-related expenses, sales force expansion and ongoing technology investments to support business growth. The productivity ratio was 63.6% compared to 64.7%.
Q1 2026 vs Q4 2025
Non-interest
expenses were $1,146 million compared to $1,095 million, an increase of 5%, due primarily to higher volume-related expenses and sales force expansion to support business growth. The productivity ratio was 63.6% compared to 64.2%.
Taxes
The effective tax rate was 25.7%, compared to 26.0% in the prior year, and 25.6% in the prior quarter
Global Banking and Markets
T14 Global Banking and Markets financial performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$398	$363	$319
Non-interest income	1,370	1,221	1,275
Total revenue	1,768	1,584	1,594
Provision for credit losses	60	20	18
Non-interest expenses	1,012	900	891
Income before taxes	696	664	685
Income tax expense	152	145	168
Net income	$544	$519	$517
Net income attributable to non-controlling interest in subsidiaries	$(1)	$–	$–
Net income attributable to equity holders of the Bank	$545	$519	$517
Other financial data and measures
Return on equity (1)	14.3%	14.1%	13.3%
Net interest margin (2)	2.14%	1.91%	1.65%
Effective tax rate (1)	21.8%	21.8%	24.5%
Provision for credit losses – performing (Stage 1 and 2)	$(4)	$10	$18
Provision for credit losses – impaired (Stage 3)	$64	$10	$–
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.22%	0.07%	0.06%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.24%	0.04%	–%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.10%	0.03%	–%
Average assets ($ billions)	$546	$531	$511
Average liabilities ($ billions)	$551	$541	$511
(1)	Refer to Glossary on page 53 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.

26	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2026 vs Q1 2025
Net income attributable to equity holders was $545 million compared to $517 million, an increase of $28 million or 5%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest
expenses and higher provision for credit losses.
Q1 2026 vs Q4 2025
Net income attributable to equity holders was $545 million compared to $519 million, an increase of $26 million or 5%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest
expenses and higher provision for credit losses.
Average assets
Q1 2026 vs Q1 2025
Average assets of $546 billion increased $35 billion or 7% due mainly to higher trading securities and higher securities purchased under resale agreements, partly offset by lower loans and acceptances of $12 billion or 12%.
Q1 2026 vs Q4 2025
Average assets of $546 billion increased $15 billion or 3% due mainly to higher trading securities, partly offset by lower securities purchased under resale agreements and lower loans and acceptances of $2 billion or 2%.
Average liabilities
Q1 2026 vs Q1 2025
Average liabilities of $551 billion increased $40 billion or 8% due mainly to higher securities sold under repurchase agreements, higher financial instruments designated at fair value through profit or loss, higher obligations related to securities sold short, and higher deposit volumes of $3 billion or 1%.
Q1 2026 vs Q4 2025
Average liabilities of $551 billion increased $10 billion or 2% due mainly to higher derivative-related liabilities and higher deposit volumes of $5 billion or 3%, partly offset by lower securities sold under repurchase agreements.
Total revenue
Q1 2026 vs Q1 2025
Revenues were $1,768 million, up $174 million or 11%.
Net interest income of $398 million increased $79 million or 25% due mainly to higher net interest margin and capital market activities, partly offset by higher trading-related funding costs. The net interest margin increased 49 basis points to 2.14%, driven by higher corporate lending and deposit margins.
Non-interest
income of $1,370 million increased $95 million or 7% due mainly to higher client-driven trading-related revenue from fixed income and equities and higher underwriting and advisory fees.
Q1 2026 vs Q4 2025
Revenues increased $184 million or 12%.
Net interest income increased $35 million or 10% due mainly to higher net interest margin, partly offset by higher trading-related funding costs. The net interest margin increased 23 basis points driven by higher corporate lending margins and higher deposit volumes and margins.
Non-interest
income increased $149 million or 12% due mainly to higher client-driven trading-related revenue from fixed income and equities.
Provision for credit losses
Q1 2026 vs Q1 2025
The provision for credit losses was $60 million compared to a provision of $18 million. The provision for credit losses ratio was 22 basis points, an increase of 16 basis points.
Provision for credit losses on performing loans was a net reversal of $4 million, compared to a provision of $18 million. The reversal this period was driven mainly by migration of accounts to impaired.
Provision for credit losses on impaired loans was $64 million this quarter, compared to nil in the prior period. The provision
for credit losses ratio on impaired loans increased 24 basis points compared to prior period. The increase is due to three accounts in Canada and the U.S.
Q1 2026 vs Q4 2025
The provision for credit losses was $60 million, compared to a provision of $20 million. The provision for credit losses ratio was 22 basis
points, an increase of 15 basis points.
Provision for credit losses on performing loans was a net reversal of $4 million compared to a provision of $10 million. The reversal this period was driven by migration of accounts to impaired.
Provision for credit losses on impaired loans was $64 million this quarter, an increase of $54 million. The provision for credit losses ratio on impaired loans was 24 basis points, an increase of 20 basis points. The increase is due to three accounts in Canada and the U.S.

Scotiabank First Quarter Report 2026	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
expenses
Q1 2026 vs Q1 2025
Non-interest
expenses were $1,012 million compared to $891 million, an increase of 14% due mainly to higher performance and share-based compensation and higher technology costs to support business growth.
Q1 2026 vs Q4 2025
Non-interest
expenses were $1,012 million compared to $900 million, an increase of 13% due mainly to the seasonal impact of share-based compensation, higher performance-related compensation and higher technology costs to support business growth.
Taxes
The effective tax rate for the quarter decreased to 21.8% from 24.5% in the prior year due mainly to the change in earnings mix across jurisdictions. The effective tax rate was in line with the prior quarter.
Other
T15 Other financial performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Reported Results
Net interest income	$–	$(3)	$(194)
Non-interest income (1)(2)	(398)	60	(49)
Total revenue	(398)	57	(243)
Provision for credit losses	–	–	–
Non-interest expenses (2)	66	639	1,414
Income before taxes	(464)	(582)	(1,657)
Income tax expense/(benefit)	(38)	(200)	(125)
Net income (loss)	$(426)	$(382)	$(1,532)
Net income (loss) attributable to non-controlling interests in subsidiaries	$(10)	$(60)	$(191)
Net income (loss) attributable to equity holders	$(416)	$(322)	$(1,341)
Other measures
Average assets ($ billions)	$221	$225	$224
Average liabilities ($ billions)	$253	$250	$262
(1)	Includes income from associated corporations for the three months ended January 31, 2026 – $150 (October 31, 2025 – $139; January 31, 2025 – $54).
(2)
Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

T15A Adjusted Other financial performance

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Adjusted Results (1)
Net interest income	$–	$(3)	$(194)
Non-interest income (2)	33	24	(49)
Total revenue	33	21	(243)
Provision for credit losses	–	–	–
Non-interest expenses (3)	55	135	52
Income before taxes	(22)	(114)	(295)
Income tax expense/(benefit)	19	(73)	(118)
Net income (loss)	$(41)	$(41)	$(177)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$(7)	$–
Net income (loss) attributable to equity holders	$(41)	$(34)	$(177)
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)
Adjusted for divestitures and wind-down of operations for the three months ended January 31, 2026 – $423 (October 31, 2025 – $(45); January 31, 2025 – nil); and amortization of acquisition-related intangible assets $8 (October 31, 2025 – $9; January 31, 2025 – nil).

(3)
Adjusted for net loss on divestitures and wind down of operations for the three months ended January 31, 2026 – $11 (October 31, 2025 – $57; January 31, 2025 – $1,362), restructuring charge and severance provisions of nil (October 31, 2025 – $373) and legal provision of nil (October 31, 2025 – $74).

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

28	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2026 vs Q1 2025
Net loss attributable to equity holders was $416 million compared to $1,341 million last year. Included in Q1 2026 non-interest income is a loss of $423 million upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in Q1 2025 non-interest expenses is an impairment loss of $1,362 million related to the announced sale of these operations. Adjusted net loss attributable to equity holders was $41 million compared to $177 million last year. The lower loss was driven primarily by higher revenue, partly offset by higher non-interest
expenses and taxes. The increase in revenues was driven mainly by higher net interest income related to lower funding costs, and higher revenue from associated corporations primarily related to the KeyCorp investment.
Q1 2026 vs Q4 2025
Net loss attributable to equity holders was $416 million compared to $322 million last quarter. Included in Q1 2026 non-interest income is a loss of $423 million upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in Q4 2025 non-interest expenses are restructuring and severance provisions of $373 million and legal provisions of $74 million. Adjusted net loss attributable to equity holders was $41 million compared to $34 million last quarter. The higher loss was driven primarily by higher taxes, largely offset by lower expenses and higher revenue.

Scotiabank First Quarter Report 2026	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T16 Geographic highlights

	For the three months ended January 31, 2026
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$3,100	$229	$678	$330	$501	$398	$346	$5,582
Non-interest income	2,215	622	297	179	171	309	271	4,064
Total revenue	5,315	851	975	509	672	707	617	9,646
Provision for credit losses	623	16	153	80	226	30	48	1,176
Non-interest expenses	3,061	483	498	227	302	319	409	5,299
Income tax expense	562	44	88	54	26	85	13	872
Net income	$1,069	$308	$236	$148	$118	$273	$147	$2,299
Net income attributable to non-controlling interests in subsidiaries	(12)	–	7	2	(13)	27	1	12
Net income attributable to equity holders of the Bank	$1,081	$308	$229	$146	$131	$246	$146	$2,287
Adjusted results (1)
Adjustments	373	8	–	1	4	–	–	386
Adjusted net income attributable to equity holders of the Bank	$1,454	$316	$229	$147	$135	$246	$146	$2,673
Average Assets ($ billions)	$912	$267	$64	$30	$57	$26	$142	$1,498
Average Liabilities ($ billions)	$911	$193	$60	$24	$50	$27	$144	$1,409

	For the three months ended October 31, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$2,959	$247	$644	$320	$503	$409	$504	$5,586
Non-interest income	2,462	573	266	124	151	293	348	4,217
Total revenue	5,421	820	910	444	654	702	852	9,803
Provision for credit losses	511	4	140	91	209	30	128	1,113
Non-interest expenses	3,567	401	485	233	289	287	566	5,828
Income tax expense	333	56	71	35	13	109	39	656
Net income	$1,010	$359	$214	$85	$143	$276	$119	$2,206
Net income attributable to non-controlling interests in subsidiaries	(61)	–	7	2	1	31	7	$(13)
Net income attributable to equity holders of the Bank	$1,071	$359	$207	$83	$142	$245	$112	$2,219
Adjusted results (1)
Adjustments	287	8	–	–	3	–	1	299
Adjusted net income attributable to equity holders of the Bank	$1,358	$367	$207	$83	$145	$245	$113	$2,518
Average Assets ($ billions)	$906	$246	$61	$29	$54	$26	$165	$1,487
Average Liabilities ($ billions)	$903	$184	$57	$22	$48	$27	$159	$1,400

	For the three months ended January 31, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$2,721	$153	$557	$375	$487	$404	$476	$5,173
Non-interest income	2,311	638	269	172	133	303	373	4,199
Total revenue	5,032	791	826	547	620	707	849	9,372
Provision for credit losses	547	12	128	112	192	34	137	1,162
Non-interest expenses	4,279	382	442	228	291	312	557	6,491
Income tax expense	392	81	68	41	20	111	13	726
Net income	$(186)	$316	$188	$166	$117	$250	$142	$993
Net income attributable to non-controlling interests in subsidiaries	(191)	–	6	2	6	28	(5)	$(154)
Net income attributable to equity holders of the Bank	$5	$316	$182	$164	$111	$222	$147	$1,147
Adjusted results (1)
Adjustments	1,171	–	–	–	5	1	1	1,178
Adjusted net income attributable to equity holders of the Bank	$1,176	$316	$182	$164	$116	$223	$148	$2,325
Average Assets ($ billions)	$898	$231	$60	$29	$55	$26	$162	$1,461
Average Liabilities ($ billions)	$883	$192	$55	$22	$50	$25	$149	$1,376
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Colombia and Central America are now included in Other.

30	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T17 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024
Reported results
Net interest income	$5,582	$5,586	$5,493	$5,270	$5,173	$4,923	$4,862	$4,694
Non-interest income	4,064	4,217	3,993	3,810	4,199	3,603	3,502	3,653
Total revenue	$9,646	$9,803	$9,486	$9,080	$9,372	$8,526	$8,364	$8,347
Canadian Banking	3,514	3,407	3,371	3,235	3,412	3,319	3,305	3,184
International Banking	2,961	3,051	3,003	2,959	3,030	2,859	2,973	2,960
Global Wealth Management	1,801	1,704	1,604	1,541	1,579	1,466	1,428	1,371
Global Banking and Markets	1,768	1,584	1,530	1,458	1,594	1,272	1,264	1,232
Other	(398)	57	(22)	(113)	(243)	(390)	(606)	(400)
Provision for credit losses	$1,176	$1,113	$1,041	$1,398	$1,162	$1,030	$1,052	$1,007
Non-interest expenses	5,299	5,828	5,089	5,110	6,491	5,296	4,949	4,711
Income tax expense	872	656	829	540	726	511	451	537
Net income	$2,299	$2,206	$2,527	$2,032	$993	$1,689	$1,912	$2,092
Basic earnings per share ($)	1.75	1.70	1.84	1.48	0.82	1.23	1.43	1.59
Diluted earnings per share ($)	1.73	1.65	1.84	1.48	0.66	1.22	1.41	1.57
Net interest margin (%) (1)	2.45	2.40	2.36	2.31	2.23	2.15	2.14	2.17
Effective tax rate (%) (2)	27.5	22.9	24.7	21.0	42.2	23.2	19.1	20.4
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$423	$(45)	$–	$9	$–	$–	$143	$–
Amortization of acquisition-related intangible assets	8	9	8	9	–	–	–	–
Total non-interest income and total revenue adjusting items (Pre-tax)	431	(36)	8	18	–	–	143	–
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	11	57	(23)	26	1,362	–	(7)	–
Restructuring charge and severance provisions	–	373	–	–	–	53	–	–
Impairment of non-financial assets	–	–	–	–	–	440	–	–
Amortization of acquisition-related intangible assets	15	16	17	17	18	19	17	18
Legal provision	–	74	–	–	–	–	176	–
Total non-interest expenses adjusting items (Pre-tax)	26	520	(6)	43	1,380	512	186	18
Total impact of adjusting items on net income before taxes	457	484	2	61	1,380	512	329	18
Impact of adjusting items on income tax expense	(61)	(132)	(11)	(21)	(11)	(82)	(50)	(5)
Total impact of adjusting items on net income	396	352	(9)	40	1,369	430	279	13
Adjusted net income	$2,695	$2,558	$2,518	$2,072	$2,362	$2,119	$2,191	$2,105
Adjusted diluted earnings per share ($)	2.05	1.93	1.88	1.52	1.76	1.57	1.63	1.58
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Refer to Glossary on page 53 for the description of the measure.
Trending analysis
Earnings over the
two-year
period were driven by higher net interest income and generally higher non-interest
income. Provisions for credit losses,
non-interest
expenses and provisions for income taxes were generally higher. Earnings during this period were impacted by adjusting items.
Total revenue
Canadian Banking revenue increased over the period driven by asset growth and improved business mix. International Banking net interest income is stable with improvements in lending mix and the positive impact from central bank rate decreases. Global Wealth Management fee-based
revenues increased during the period from AUM and AUA market appreciation and higher net sales. Global Banking and Markets revenues are affected by market conditions that impact client activity and have trended upwards due to positive market conditions in the capital markets and business banking businesses, supported by higher underwriting and advisory fees. Revenues in the Other segment were mainly impacted by divestitures during the quarter, with lower term funding costs and income from associated corporations improving over the period.

Scotiabank First Quarter Report 2026	31

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Provision for credit losses have trended upward during the period driven by higher impaired loans due primarily to higher formations in Canadian Banking and GBM, partly offset by the impact of divestitures. The provisions for credit losses for performing loans are stabilizing after the period of deterioration in the macroeconomic outlook, due to the continued uncertainty related to U.S. tariffs, primarily impacting the Canadian Banking portfolio.
Non-interest
expenses
Non-interest
expenses for the period reflect the Bank’s continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of impairment losses, restructuring charges and foreign currency translation also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 27.5% this quarter. The average effective tax rate was 25.1% over the period and was impacted by net income earned in foreign jurisdictions and the implementation of the Global Minimum Tax. Divestitures and restructuring charge contributed to variability over the period.
Financial Position
T18 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	January 31 2026	October 31 2025	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$85.4	$71.1	20.1%	22.1%	(2.0)%
Trading assets	161.0	152.2	5.8	7.0	(1.2)
Securities purchased under resale agreements and securities borrowed	215.4	203.0	6.1	7.9	(1.8)
Derivative financial instruments	47.8	46.5	2.7	4.2	(1.5)
Investment securities	142.4	150.0	(5.1)	(3.6)	(1.5)
Loans	755.5	771.0	(2.0)	(1.9)	(0.1)
Other	68.5	66.2	3.6	4.2	(0.6)
Total assets	$1,476.0	$1,460.0	1.1%	1.9%	(0.8)%
Liabilities
Deposits	$971.7	$966.3	0.6%	1.3%	(0.7)%
Derivative financial instruments	58.2	56.0	3.8	5.5	(1.7)
Obligations related to securities sold under repurchase agreements and securities lent	204.8	189.1	8.3	10.2	(1.9)
Other	146.5	152.3	(3.8)	(4.0)	0.2
Subordinated debentures	5.8	7.7	(24.5)	(23.4)	(1.1)
Total liabilities	$1,387.0	$1,371.4	1.1%	1.9%	(0.8)%
Equity
Common equity (1)	$77.6	$76.9	0.9%	0.8%	0.1%
Preferred shares and other equity instruments	10.0	10.0	–	–	–
Non-controlling interests in subsidiaries	1.4	1.7	(16.7)	(17.8)	1.1
Total equity	$89.0	$88.6	0.5%	0.4%	0.1%
Total liabilities and equity	$1,476.0	$1,460.0	1.1%	1.9%	(0.8)%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,476 billion as at January 31, 2026, an increase of $16 billion from October 31, 2025. This was due mainly to increases in cash, deposits with financial institutions and precious metals, trading assets, securities purchased under resale agreements and securities borrowed, derivative instrument assets, and other assets. This was partly offset by decreases in loans and investment securities, including derecognition of $24 billion in total assets, mostly loans, due to the impact of the divestitures of the banking operations in Colombia, Costa Rica, and Panama. Cash, deposits with financial institutions and precious metals increased $14 billion due mainly to higher amounts at central banks and increases in gold positions held as a hedge on derivatives. Trading assets increased $9 billion due mainly to higher trading securities held as a hedge. Securities purchased under resale agreements and securities borrowed increased $12 billion due mainly to higher client activity. Derivative instrument assets increased $1 billion due mainly to changes in valuations. Investment securities decreased $8 billion due mainly to lower holdings of U.S. and Canadian government debt in the treasury portfolio and the impact of the divestitures. Loans decreased $16 billion. Residential mortgages were down $2 billion due mainly to the divestitures, partly offset by growth in Canada, Chile, and Mexico. Personal loans and credit cards decreased $5 billion, and business and government loans were lower by $10 billion due mainly to the divestitures. Other assets increased $2 billion due mainly to the Bank’s investment in Davivienda Group S.A.
Total liabilities were $1,387 billion as at January 31, 2026, an increase of $16 billion from October 31, 2025. This was due mainly to increases in deposits, derivative instrument liabilities, and obligations related to sold under repurchase agreements and securities lent. This was partly offset by decreases in other liabilities and subordinated debt, including derecognition of $22 billion in total liabilities, mostly deposits, from the divestitures. Total deposits increased $5 billion. Business and government deposits were higher by $4 billion, with growth in Canada, the U.S., and Europe, partly offset by the divestures, and deposits by financial institutions increased $8 billion with growth in Asia and Europe. This was partly offset by lower personal deposits, which decreased $7 billion due mainly to the divestitures. Derivative instrument liabilities increased by $2 billion due mainly to changes in valuations. Obligations related to securities sold under repurchase agreements and securities lent increased $16 billion due mainly to client activity and funding requirements. Other liabilities decreased $6 billion due mainly to lower obligations related to securities sold short. Subordinated debentures decreased $2 billion due to a maturity.
Total equity was $89 billion, an increase of $435 million from October 31, 2025. Equity was higher due mainly to current year earnings of $2,299 million, less dividends of $1,490 million, other comprehensive income of $184 million, other reserves of $179 million, and common shares issued of $111 million. This was partly offset by share buybacks of $495 million, and lower non-controlling
interests in subsidiaries of $287 million, due mainly to the divestitures.

32	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2025 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2025 Annual Report.
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies and/or based on the counterparty type for non-retail
exposures and product type for retail exposures.
T19 Exposure at Default
(1)

	As at
	January 31, 2026			October 31, 2025
($ millions)	IRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn (2)	$430,371	$71,390	$501,761	$518,634
Undrawn commitments	91,121	5,091	96,212	92,574
Other exposures (3)	150,784	27,667	178,451	171,958
Total non-retail	$672,276	$104,148	$776,424	$783,166
Retail (4)
Drawn	$322,820	$109,674	$432,494	$433,967
Undrawn commitments	130,313	9,134	139,447	139,119
Other exposures	–	80	80	76
Total retail	$453,133	$118,888	$572,021	$573,162
Total	$1,125,409	$223,036	$1,348,445	$1,356,328
(1)	After credit risk mitigation and excludes equity securities, centralized counterparties, and other assets.
(2)
Non-retail
drawn exposures include loans, deposits with financial institutions, and FVOCI debt securities. Exposures also include guaranteed retail exposures, such as government-guaranteed mortgages and retail loans, as well as privately insured mortgages.

(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(4)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described in Note 7 of the condensed interim consolidated financial statements. In the prior year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is also applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 66 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
Our current base case scenario forecasts U.S. real GDP growth at 1.9% in 2025 and 1.6% in 2026, a slowdown from the robust performance in 2024. The deceleration through 2026 reflects mounting headwinds from economic policies – notably in trade – and the resulting rise in uncertainty. In Canada, economic growth is also expected to slow through 2026, reaching 1.7% in 2025 and 1.5% in 2026, as the economy adjusts to the effects of higher U.S. imposed tariffs and the associated rise in uncertainty. Compared to last quarter’s forecast, the level of real GDP has been revised higher in both the U.S. and Canada. In the U.S., this reflects stronger than expected economic resilience, while in Canada it is due to a significant upward revision to historical GDP data, combined with a stronger expected performance in the second half of 2025.

Scotiabank First Quarter Report 2026	33

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Unemployment Rate:
Our current base case forecasts Canada’s unemployment rate will continue to decline from its recent peak of 7% in the third quarter of 2025, eventually settling below 6%. The U.S. unemployment rate is also expected to decline from its recent end-of-2025
peak of 4.5%, though the improvement is more modest than for Canada. Compared to the previous quarter’s base case, the profile for Canada’s unemployment rate is lower through the end of 2027, reflecting a labour market that appears more resilient to trade tensions than previously assumed. In the U.S., the modestly lower profile for the unemployment rate is consistent with the modest upward revision to the real GDP outlook.

US Unemployment Rate

%
9.0
8.0
7.0
6.0
5.0
4.0
3.0
Range of Estimated Scenarios
Baseline (January 31, 2026)
Baseline (October 31, 2025)
2024 Q4
2025 Q1
2025 Q2
2025 Q3
2025 Q4
2026 Q1
2026 Q2
2026 Q3
2026 Q4
2027 Q1
2027 Q2
2027 Q3
2027 Q4
2028 Q1
2028 Q2
2028 Q3
2028 Q4
2029 Q1
2029 Q2
2029 Q3
2029 Q4
2030 Q1
2030 Q2
2030 Q3

T20 Allowance for credit losses by business line

	As at
($ millions)	January 31 2026	October 31 2025
Canadian Banking	$3,207	$3,104
International Banking	3,493	4,083
Global Wealth Management	57	52
Global Banking and Markets	242	223
Other	3	1
Allowance for credit losses on loans	$7,002	$7,463
Allowance for credit losses on:
Acceptances	–	1
Off-balance sheet exposures	170	175
Debt securities and deposits with financial institutions	13	15
Total Allowance for credit losses	$7,185	$7,654
The total allowance for credit losses as at January 31, 2026 was $7,185 million compared to $7,654 million in the prior quarter. The decrease of $469 is mainly due to the divestitures. The allowance for credit losses ratio was 94 basis points, a decrease of four basis points. The allowance for credit losses for loans was $7,002 million compared to $7,463 in the prior quarter, a decrease of $461 million.
The allowance for credit losses on performing loans was lower at $4,715 million compared to $5,122 million compared to last quarter. The allowance for performing loans ratio was 64 basis points, a decrease of four basis points. The decrease was primarily due to divestitures in International Banking portfolio, partly offset by the increase in foreign currency translation of $27 million.
The allowance for credit losses on impaired loans was lower at $2,287 million compared to $2,341 million last quarter. The allowance for impaired loans ratio remained unchanged at 30 basis points. The decrease was primarily due to divestitures in the International Banking portfolio, partly offset by higher provisions in Canadian retail and Corporate portfolio in the U.S. and Canada and impact of foreign currency translation of $12 million.
T21 Impaired loans by business line

	As at
	January 31, 2026			October 31, 2025
($ millions)	Gross impaired loans	Allowance for credit loans	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking	$2,509	$749	$1,760	$2,279	$667	$1,612
International Banking	4,401	1,479	2,922	4,815	1,653	3,162
Global Wealth Management	79	21	58	92	18	74
Global Banking and Markets	259	38	221	58	3	55
Totals	$7,248	$2,287	$4,961	$7,244	$2,341	$4,903
Impaired loan metrics

	Net impaired loans as at
	January 31, 2026	October 31, 2025
Net impaired loans as a % of loans and acceptances (1)	0.65%	0.63%
Allowance against impaired loans as a % of gross impaired loans (1)	32%	32%
(1)	Refer to Glossary on page 53 for the description of the measure.

34	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Impaired loans
Gross impaired loans as at January 31, 2026 was $7,248 million compared to $7,244 million last quarter. The increase was primarily due to new formations in corporate portfolio and the impact of foreign currency translation, partly offset by the impact of divestitures. The gross impaired loan ratio increased two basis points to 95 basis points.
Net impaired loans in Canadian Banking were $1,760 million, an increase of $148 million from last quarter, due primarily to higher retail formations. Net impaired loans in International Banking were $2,922 million, a decrease of $240 million from last quarter, mainly due to divestitures. Impaired loans in Global Banking and Markets were $221 million, an increase of $166 million from last quarter due to new formations. Net impaired loans in Global Wealth Management were $58 million, a decrease of $16 million from last quarter. Net impaired loans as a percentage of loans and acceptances increased two basis points to 0.65%.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2026, these loans amounted to $492 billion or 65% of the Bank’s total loans and acceptances outstanding (October 31, 2025 – $499 billion or 64%). Of these, $392 billion or 80% are real estate secured loans (October 31, 2025 – $394 billion or 79%). The tables below provide more details by portfolio.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T22 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at January 31, 2026
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,581	1.4%	$7,599	2.4%	$12,180	3.8%	$–	–%	$1,094	4.7%	$1,094	4.7%
Quebec	7,286	2.3	14,373	4.6	21,659	6.9	–	–	1,284	5.5	1,284	5.5
Ontario	30,129	9.6	144,361	45.9	174,490	55.5	–	–	13,664	58.5	13,664	58.5
Manitoba & Saskatchewan	4,649	1.5	4,782	1.5	9,431	3.0	–	–	575	2.5	575	2.5
Alberta	13,827	4.4	18,646	5.9	32,473	10.3	–	–	2,290	9.8	2,290	9.8
British Columbia & Territories	10,462	3.3	53,981	17.2	64,443	20.5	–	–	4,456	19.0	4,456	19.0
Canada (4)(5)	$70,934	22.5%	$243,742	77.5%	$314,676	100%	$–	–%	$23,363	100%	$23,363	100%
International	–	–	53,943	100	53,943	100	–	–	–	–	–	–
Total	$70,934	19.2%	$297,685	80.8%	$368,619	100%	$–	–%	$23,363	100%	$23,363	100%
	As at October 31, 2025
Canada (4)(5)	$70,949	22.7%	$241,182	77.3%	$312,131	100%	$–	–%	$23,493	100%	$23,493	100%
International	–	–	58,060	100	58,060	100	–	–	–	–	–	–
Total	$70,949	19.2%	$299,242	80.8%	$370,191	100%	$–	–%	$23,493	100%	$23,493	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $4,519 (October 31, 2025 – $4,392) of which $3,898 are insured (October 31, 2025 – $3,767).
(5)	Variable rate mortgages account for 35% (October 31, 2025 – 34%) of the Bank’s total Canadian residential mortgage portfolio.
Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T23 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at January 31, 2026
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	33.9%	33.5%	31.0%	0.8%	0.8%	100.0%
International	64.0%	17.0%	16.5%	2.4%	0.1%	100.0%
	As at October 31, 2025
Canada	33.7%	34.0%	30.5%	1.1%	0.7%	100%
International	66.1%	17.3%	14.8%	1.8%	–%	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).

Scotiabank First Quarter Report 2026	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 77% uninsured (October 31, 2025 – 77%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 55% (October 31, 2025 – 54%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T24 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended January 31, 2026
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	60.9%	66.6%
Quebec	60.9	67.9
Ontario	60.6	66.8
Manitoba & Saskatchewan	65.9	67.9
Alberta	63.8	68.0
British Columbia & Territories	60.2	63.9
Canada	61.0%	66.4%
International	72.3%	n/a
	For the three months ended October 31, 2025
Canada	61.7%	65.2%
International	71.3%	n/a
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive enterprise-wide scenario analyses to assess the impact to the enterprise under different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.
Commercial real estate exposures
The Bank’s commercial real estate portfolio was $58.1 billion (October 31, 2025 – $60.0 billion), or 7.6% (October 31, 2025 – 7.7%) of the Bank’s total loans outstanding as at January 31, 2026. This portfolio is comprised of 75% of loans to the residential and industrial sector (October 31, 2025 – 74%). Headwinds faced by the industry continue, however, there are signs of modest stabilization. Total exposure to the Office subsector (entities engaged in the construction, development, or ownership of office properties as a business) represents approximately 7% (October 31, 2025 – 7%) of the commercial real estate portfolio, of which approximately 56% (October 31, 2025 – 56%) are investment grade facilities. U.S. office exposure represents approximately 0.4% (October 31, 2025 – 0.3%) of the portfolio.
Loans to Canadian condominium developers
The Bank had loans outstanding to Canadian condominium developers of $3.2 billion as at January 31, 2026 (October 31, 2025 – $3.5 billion). This represents approximately 5% of the commercial real estate portfolio (October 31, 2025 – 6%), of which approximately 73% are investment grade facilities (October 31, 2025 – 74%). The downside risk is partly mitigated by primary focus on well capitalized and experienced developers with established track records.
Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the creditworthiness of the counterparties (59% of the exposures are to investment grade counterparties based on a combination of internal and external ratings (October 31, 2025 – 61%)). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the quarter that materially impacted the Bank’s exposures.
The Bank’s exposure to sovereigns was $56.4 billion as at January 31, 2026 (October 31, 2025 – $52.6 billion), $16.1 billion to banks (October 31, 2025 – $13.1 billion) and $93.4 billion to corporates (October 31, 2025 – $103.8 billion).
In addition to the exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.14 billion as at January 31, 2026 (October 31, 2025 – $0.01 billion).

36	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s regional credit exposures are distributed as follows:
T25 Bank’s regional credit exposures distribution

	As at
	January 31, 2026							October 31, 2025
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total
Latin America (5)	$72,216	$10,004	$22,182	$1,903	$106,305	$10,935	$117,240	$119,600
Caribbean	7,635	2,706	4,714	31	15,086	2,662	17,748	17,481
Europe, excluding U.K.	7,454	3,993	4,582	2,603	18,632	11,927	30,559	27,788
U.K.	5,995	3,191	1,108	2,319	12,613	5,701	18,314	16,251
Asia	4,225	620	5,572	431	10,848	5,793	16,641	19,146
Other (6)	2,151	3	137	79	2,370	442	2,812	7,701
Total	$99,676	$20,517	$38,295	$7,366	$165,854	$37,460	$203,314	$207,967
(1)
Allowances for credit losses are $569 million (October 31, 2025 – $637 million). Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,337 million as at January 31, 2026 (October 31, 2025 – $14,576 million).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $10,040 million (October 31, 2025 – $8,978 million) and collateral held against SFT was $181,281 million (October 31, 2025 – $127,966 million).

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Central America, Middle East, and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk factor:
T26 Market Risk Measures

	As at or for the three months ended
	January 31, 2026						October 31, 2025		January 31, 2025
Risk factor ($ millions)	As at	Average	High		Low		As at	Average	As at	Average
Credit spread plus interest rate	$8.0	$11.9	$16.0		$7.2		$9.5	$11.3	$14.3	$17.4
Credit spread	9.0	10.3	14.7		8.0		8.1	9.7	8.6	8.0
Interest rate	5.7	10.1	14.9		5.7		9.6	9.3	17.2	21.8
Equities	5.8	4.9	6.2		3.6		3.4	3.5	4.5	5.7
Foreign exchange	3.4	2.1	3.5		1.0		3.5	3.2	1.3	2.6
Commodities	6.8	5.4	8.0		3.7		3.2	4.8	3.1	2.8
Diversification effect	(13.1)	(13.1)	nm	(1)	nm	(1)	(10.7)	(12.6)	(9.3)	(11.4)
Total VaR	$10.9	$11.2	$15.6		$8.5		$8.9	$10.1	$13.9	$17.1
(1)	Not meaningful.
In the first quarter of 2026, the increase in average Total VaR was driven primarily by higher equity risk exposures.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by back-testing, which compares daily profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Scotiabank First Quarter Report 2026	37

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs, are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T27 Structural interest sensitivity

	As at
	January 31, 2026						October 31, 2025		January 31, 2025
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$135	$80	$215	$(640)	$(963)	$(1,603)	$236	$(1,568)	$102	$(1,147)
-100 bps	(91)	(112)	(203)	603	704	1,307	(245)	1,201	(146)	623
During the first quarter of 2026, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at January 31, 2026, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $44 million (October 31, 2025 – $40 million; January 31, 2025 – $38 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies.
A similar change in the Canadian dollar as at January 31, 2026, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $406 million (October 31, 2025 – $396 million; January 31, 2025 – $363 million), net of hedging.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T28 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2026	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$11,543	$11,543	$–	$–	n/a
Trading assets	161,043	159,356	1,687	–	Interest rate, FX
Derivative financial instruments	47,788	43,630	4,158	–	Interest rate, FX, equity
Investment securities	142,399	–	142,399	–	Interest rate, FX, equity
Loans	755,475	–	755,475	–	Interest rate, FX
Assets – other (1)	357,731	589	–	357,142	n/a
Total assets	$1,475,979	$215,118	$903,719	$357,142
Deposits	$971,682	$–	$902,592	$69,090	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	47,740	47,740	–	–	Interest rate, equity
Obligations related to securities sold short	33,147	33,147	–	–	n/a
Derivative financial instruments	58,165	53,893	4,272	–	Interest rate, FX, equity
Trading liabilities (2)	950	950	–	–	n/a
Pension and other benefit liabilities	1,626	–	1,626	–	Interest rate, credit spread, equity
Liabilities – other (3)	273,647	294	–	273,353	n/a
Total liabilities	$1,386,957	$136,024	$908,490	$342,443
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

38	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2025	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,156	$5,156	$–	$–	n/a
Trading assets	152,223	151,223	1,000	–	Interest rate, FX
Derivative financial instruments	46,531	42,120	4,411	–	Interest rate, FX, equity
Investment securities	149,948	–	149,948	–	Interest rate, FX, equity
Loans	771,045	–	771,045	–	Interest rate, FX
Assets – other (1)	335,139	403	–	334,736	n/a
Total assets	$1,460,042	$198,902	$926,404	$334,736
Deposits	$966,279	$–	$898,495	$67,784	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	47,165	47,165	–	–	Interest rate, equity
Obligations related to securities sold short	38,104	38,104	–	–	n/a
Derivative financial instruments	56,031	51,586	4,445	–	Interest rate, FX, equity
Trading liabilities (2)	757	757	–	–	n/a
Pension and other benefit liabilities	1,627	–	1,627	–	Interest rate, credit spread, equity
Liabilities – other (3)	261,492	310	–	261,182	n/a
Total liabilities	$1,371,455	$137,922	$904,567	$328,966
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined on page 103 of the Bank’s 2025 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2026 unencumbered liquid assets were $350 billion (October 31, 2025 – $327 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 77% of liquid assets (October 31, 2025 – 80%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 23% (October 31, 2025 – 20%). The increase in total unencumbered liquid assets was attributable to an increase in cash and deposits with central banks, precious metals, Canada government obligations, foreign government obligations and deposits with financial institutions, partly offset by other liquid securities and NHA mortgage backed securities.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2026. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank First Quarter Report 2026	39

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T29 Liquid asset pool

	As at January 31, 2026
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$66,511	$–	$66,511	$–	$4,512	$61,999	$–
Deposits with financial institutions	7,327	–	7,327	–	61	7,266	–
Precious metals	11,543	–	11,543	–	–	11,543	–
Securities:
Canadian government obligations	78,502	22,865	101,367	37,052	–	64,315	–
Foreign government obligations	109,691	131,728	241,419	111,158	–	130,261	–
Other securities	99,848	169,757	269,605	226,797	–	42,808	–
NHA mortgage-backed securities	38,308	–	38,308	6,566	–	31,742	–
Total	$411,730	$324,350	$736,080	$381,573	$4,573	$349,934	$–

	As at October 31, 2025
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$58,825	$–	$58,825	$–	$5,940	$52,885	$–
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Securities:
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other securities	93,963	151,055	245,018	201,717	–	43,301	–
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Total	$394,724	$297,021	$691,745	$359,241	$5,996	$326,508	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T30 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	January 31 2026	October 31 2025
The Bank of Nova Scotia (Parent)	$272,865	$254,103
Bank domestic subsidiaries	31,057	25,017
Bank foreign subsidiaries	46,012	47,388
Total	$349,934	$326,508
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87% (October 31, 2025 – 85%)) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.

40	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T31 Asset encumbrance

	As at January 31, 2026
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$66,511	$–	$66,511	$–	$4,512	$61,999	$–
Deposits with financial institutions	7,327	–	7,327	–	61	7,266	–
Precious metals	11,543	–	11,543	–	–	11,543	–
Liquid securities:
Canadian government obligations	78,502	22,865	101,367	37,052	–	64,315	–
Foreign government obligations	109,691	131,728	241,419	111,158	–	130,261	–
Other liquid securities	99,848	169,757	269,605	226,797	–	42,808	–
Other securities	6,179	20,074	26,253	10,756	–	–	15,497
Loans classified as liquid assets:
NHA mortgage-backed securities	38,308	–	38,308	6,566	–	31,742	–
Other loans	725,220	–	725,220	11,919	79,136	19,884	614,281
Other financial assets (4)	272,089	(194,362)	77,727	17,973	–	–	59,754
Non-financial assets	60,761	–	60,761	–	–	–	60,761
Total	$1,475,979	$150,062	$1,626,041	$422,221	$83,709	$369,818	$750,293

	As at October 31, 2025
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$58,825	$–	$58,825	$–	$5,940	$52,885	$–
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Liquid securities:
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other liquid securities	93,963	151,055	245,018	201,717	–	43,301	–
Other securities	6,004	18,613	24,617	8,971	–	–	15,646
Loans classified as liquid assets:
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Other loans	740,719	–	740,719	10,016	79,113	20,157	631,433
Other financial assets (4)	258,925	(182,597)	76,328	16,847	–	–	59,481
Non-financial assets	59,670	–	59,670	–	–	–	59,670
Total	$1,460,042	$133,037	$1,593,079	$395,075	$85,109	$346,665	$766,230
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at January 31, 2026 total encumbered assets of the Bank were $506 billion (October 31, 2025 – $480 billion). Of the remaining $1,120 billion (October 31, 2025 – $1,113 billion) of unencumbered assets, $370 billion (October 31, 2025 – $347 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2026 the potential adverse impact on derivatives collateral that would result from a one, two or three-notch downgrade of the Bank’s rating below its lowest current rating was $50 million, $1,131 million or $2,009 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by Fitch Ratings, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated
AA-
by Fitch Ratings, A2 by Moody’s, AA (low) by Morningstar DBRS and
A-
by S&P. As of January 31, 2026, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank First Quarter Report 2026	41

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.
The following table presents the Bank’s LCR for the quarter ended January 31, 2026, based on the average daily positions in the quarter:
T32 Bank’s average LCR
(1)

For the quarter ended January 31, 2026 ($ millions) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$275,292

Cash outflows
Retail deposits and deposits from small business customers, of which:	$268,900	$28,613
Stable deposits	107,190	3,463
Less stable deposits	161,710	25,150
Unsecured wholesale funding, of which:	298,764	124,678
Operational deposits (all counterparties) and deposits in networks of cooperative banks	116,635	28,065
Non-operational deposits (all counterparties)	168,000	82,484
Unsecured debt	14,129	14,129
Secured wholesale funding	*	108,750
Additional requirements, of which:	302,027	76,758
Outflows related to derivative exposures and other collateral requirements	63,205	38,424
Outflows related to loss of funding on debt products	6,688	6,688
Credit and liquidity facilities	232,134	31,646
Other contractual funding obligations	3,874	3,689
Other contingent funding obligations (5)	625,634	9,069
Total cash outflows	*	$351,557

Cash inflows
Secured lending (e.g. reverse repos)	$367,692	$51,461
Inflows from fully performing exposures	37,658	21,754
Other cash inflows	53,405	53,405
Total cash inflows	$458,755	$126,620
		Total adjusted value (6)
Total HQLA	*	$275,292
Total net cash outflows	*	$224,937
Liquidity coverage ratio (%)	*	122%
For the quarter ended October 31, 2025 ($ millions)		Total adjusted value (6)
Total HQLA	*	$269,168
Total net cash outflows	*	$209,907
Liquidity coverage ratio (%)	*	128%
*	Disclosure is not required under regulatory guideline.
(1)	The LCR is calculated in accordance with OSFI’s LAR Guideline (April 2025).
(2)	Based on the average of daily positions of the 61 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The Bank’s average LCR for the quarter ended January 31, 2026 versus the average of the previous quarter was lower mainly due to higher net cash outflows from unsecured wholesale funding, higher cash outflows from securities borrowing and lending activities, partly offset by higher HQLA and higher net inflows from derivatives. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

42	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.
The following table presents the Bank’s NSFR as at January 31, 2026.
T33 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted value (3)
As at January 31, 2026 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$96,153	$–	$–	$–	$96,153
Regulatory capital	96,153	–	–	–	96,153
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	235,393	74,385	36,889	47,528	357,371
Stable deposits	92,277	30,022	12,709	16,025	144,283
Less stable deposits	143,116	44,363	24,180	31,503	213,088
Wholesale funding:	217,838	393,034	65,271	127,186	322,874
Operational deposits	118,230	–	–	–	59,115
Other wholesale funding	99,608	393,034	65,271	127,186	263,759
Liabilities with matching interdependent assets	–	814	1,239	13,523	–
Other liabilities:	31,527	125,067			23,692
NSFR derivative liabilities		11,250
All other liabilities and equity not included in the above categories	31,527	89,294	1,660	22,862	23,692
Total ASF					$800,090
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$31,054
Deposits held at other financial institutions for operational purposes	$1,389	$–	$–	$–	$694
Performing loans and securities:	128,292	327,928	96,863	412,522	559,321
Performing loans to financial institutions secured by Level 1 HQLA	–	74,864	1,427	–	4,475
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,977	119,786	12,690	22,436	44,743
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	72,695	94,561	46,798	140,126	250,946
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	83	283	4,005	2,786
Performing residential mortgages, of which:	22,385	38,146	35,438	244,533	228,299
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,385	34,556	32,160	214,861	199,643
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	30,235	571	510	5,427	30,858
Assets with matching interdependent liabilities (4)	–	814	1,239	13,523	–
Other assets:	12,713	174,936			80,706
Physical traded commodities, including gold	12,713				10,806
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		20,546			17,465
NSFR derivative assets		9,921			–
NSFR derivative liabilities before deduction of variation margin posted		32,566			1,628
All other assets not included in the above categories	–	61,096	–	50,807	50,807
Off-balance sheet items		552,948			21,176
Total RSF					$692,951
Net Stable Funding Ratio (%)					115%
(1)	This measure has been disclosed in this document in accordance with the LAR Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

As at October 31, 2025 ($ millions)	Weighted Value
Total ASF	$805,404
Total RSF	691,898
Net stable funding ratio (%)	116%

Scotiabank First Quarter Report 2026	43

MANAGEMENT’S DISCUSSION & ANALYSIS

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR as at January 31, 2026 was 1% lower than the previous quarter due to lower ASF and higher RSF. ASF declined due to the sale of Colombia, Costa Rica and Panama subsidiaries; partly offset by organic growth in retail deposits and wholesale funding. RSF increased due to growth in High Quality Liquid Assets, performing loans to financial institutions and physical traded commodities, including gold; partly offset by the sale of the subsidiaries noted above.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $395 billion as at January 31, 2026 (October 31, 2025 – $403 billion). The decrease since October 31, 2025 is due primarily to lower personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $197 billion (October 31, 2025 – $199 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, the United Kingdom and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also issues longer-term notes across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

44	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T34 Wholesale funding
(1)

	As at January 31, 2026
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,416	$1,145	$643	$328	$132	$4,664	$66	$273	$–	$5,003
Bearer deposit notes, commercial paper and certificate of deposits	10,585	17,254	21,245	12,384	14,738	76,206	1,555	337	152	78,250
Asset-backed commercial paper (3)	3,060	6,365	3,822	–	–	13,247	–	–	–	13,247
Senior notes (4)(5)	1,945	368	2,269	689	1,709	6,980	2,531	8,205	13,969	31,685
Bail-inable notes (5)	1,702	2,651	3,757	5,035	4,398	17,543	11,566	22,942	26,383	78,434
Asset-backed securities	32	47	66	654	60	859	853	1,688	67	3,467
Covered bonds	–	3,551	3,057	5,666	2,420	14,694	12,289	14,949	4,685	46,617
Mortgage securitization (6)	–	360	421	782	397	1,960	2,245	6,565	3,825	14,595
Subordinated debentures (7)	–	–	–	–	–	–	56	49	7,993	8,098
Total wholesale funding sources	$19,740	$31,741	$35,280	$25,538	$23,854	$136,153	$31,161	$55,008	$57,074	$279,396

Of Which :

Unsecured funding	$16,648	$21,418	$27,915	$18,436	$20,976	$105,393	$15,774	$31,806	$48,497	$201,470
Secured funding	3,092	10,323	7,365	7,102	2,878	30,760	15,387	23,202	8,577	77,926

	As at October 31, 2025
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,358	$1,362	$402	$226	$28	$3,376	$–	$281	$–	$3,657
Bearer deposit notes, commercial paper and certificate of deposits	9,364	16,089	23,389	13,655	3,623	66,120	1,278	440	151	67,989
Asset-backed commercial paper (3)	3,299	5,806	4,347	70	–	13,522	–	–	–	13,522
Senior notes (4)(5)	138	77	2,793	2,278	672	5,958	3,796	7,111	13,203	30,068
Bail-inable notes (5)	199	3,835	4,458	3,788	4,877	17,157	14,467	24,033	24,317	79,974
Asset-backed securities	17	644	47	45	651	1,404	816	1,649	79	3,948
Covered bonds	1,447	2,746	3,556	3,023	5,809	16,581	8,320	19,451	2,335	46,687
Mortgage securitization (6)	–	1,343	360	432	782	2,917	2,114	6,676	3,173	14,880
Subordinated debentures (7)	–	1,753	–	55	–	1,808	2	197	8,039	10,046
Total wholesale funding sources	$15,822	$33,655	$39,352	$23,572	$16,442	$128,843	$30,793	$59,838	$51,297	$270,771

Of Which :

Unsecured funding	$11,059	$23,115	$31,042	$20,003	$9,201	$94,420	$19,544	$32,062	$45,709	$191,735
Secured funding	4,763	10,540	8,310	3,569	7,241	34,423	11,249	27,776	5,588	79,036
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are principal at maturity based on remaining term.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $350 billion as at January 31, 2026 (October 31, 2025 – $327 billion) were well in excess of wholesale funding sources which mature in the next twelve months.
Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2026, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

Scotiabank First Quarter Report 2026	45

MANAGEMENT’S DISCUSSION & ANALYSIS

T35 Contractual maturities

	As at January 31, 2026
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$79,230	$656	$282	$34	$59	$108	$313	$308	$4,391		$85,381
Trading assets	3,782	4,267	4,251	2,749	2,556	10,655	20,417	22,147	90,219		161,043
Securities purchased under resale agreements and securities borrowed	165,436	30,057	14,581	2,981	1,273	370	681	–	–		215,379
Derivative financial instruments	4,832	5,452	3,905	2,591	3,811	6,844	9,776	10,577	–		47,788
Investment securities – FVOCI	4,814	2,817	8,722	8,210	5,455	15,841	39,839	31,869	377		117,944
Investment securities – amortized cost	106	813	626	411	257	1,714	3,327	15,198	–		22,452
Investment securities – FVTPL	–	–	–	–	–	–	–	–	2,003		2,003
Loans	39,499	43,288	63,874	49,965	54,081	154,482	225,986	58,581	65,719		755,475
Residential mortgages	5,076	14,373	27,658	22,884	21,250	95,665	137,282	39,856	4,575	(1)	368,619
Personal loans	3,645	2,308	5,478	3,781	5,311	11,403	24,269	6,498	44,886		107,579
Credit cards	–	–	–	–	–	–	–	–	16,112		16,112
Business and government	30,778	26,607	30,738	23,300	27,520	47,414	64,435	12,227	7,148	(2)	270,167
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,002)		(7,002)
Customers’ liabilities under acceptances	46	67	35	19	6	–	–	–	–		173
Other assets	–	–	–	–	–	–	–	–	68,341		68,341
Total assets	$297,745	$87,417	$96,276	$66,960	$67,498	$190,014	$300,339	$138,680	$231,050		$1,475,979

Liabilities and equity
Deposits	$82,704	$73,504	$65,969	$50,113	$51,752	$67,244	$68,249	$25,998	$486,149		$971,682
Personal	13,419	20,565	20,380	16,155	17,096	23,963	11,589	187	171,845		295,199
Non-personal	69,285	52,939	45,589	33,958	34,656	43,281	56,660	25,811	314,304		676,483
Financial instruments designated at fair value through profit or loss	1,123	1,857	2,254	2,053	2,688	5,038	13,042	19,685	–		47,740
Acceptances	46	68	35	19	6	–	–	–	–		174
Obligations related to securities sold short	88	1,501	1,213	897	1,262	3,845	6,143	10,349	7,849		33,147
Derivative financial instruments	4,845	6,622	3,730	3,089	4,121	7,733	9,903	18,122	–		58,165
Obligations related to securities sold under repurchase agreements and securities lent	193,081	7,391	3,640	648	–	–	–	–	–		204,760
Subordinated debentures	–	–	–	–	–	–	–	5,807	–		5,807
Other liabilities	236	1,281	1,106	1,116	290	3,099	7,709	10,342	40,303		65,482
Total equity	–	–	–	–	–	–	–	–	89,022		89,022
Total liabilities and equity	$282,123	$92,224	$77,947	$57,935	$60,119	$86,959	$105,046	$90,303	$623,323		$1,475,979

Off-balance sheet commitments
Credit commitments (3)	$1,004	$9,805	$16,456	$14,881	$18,938	$49,609	$161,368	$21,269	–		$293,330
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	116,774		116,774
(1)	Includes impaired mortgages.
(2)	Includes overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

46	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2025
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$63,343	$846	$226	$36	$34	$110	$319	$315	$5,894		$71,123
Trading assets	2,570	2,275	4,149	1,678	4,065	6,769	21,163	22,882	86,672		152,223
Securities purchased under resale agreements and securities borrowed	158,225	24,010	15,694	1,286	3,092	–	701	–	–		203,008
Derivative financial instruments	3,431	6,499	3,512	2,718	1,569	6,296	11,182	11,324	–		46,531
Investment securities – FVOCI	1,733	4,356	5,620	7,552	8,698	19,180	43,185	33,408	398		124,130
Investment securities – amortized cost	61	479	895	935	485	1,794	2,966	16,107	–		23,722
Investment securities – FVTPL	2	–	–	–	–	–	21	–	2,073		2,096
Loans	42,269	45,303	53,987	63,272	50,092	162,273	225,891	60,354	67,604		771,045
Residential mortgages	5,392	12,473	22,628	28,766	23,226	98,628	130,190	44,097	4,791	(1)	370,191
Personal loans	4,912	3,488	3,591	5,606	3,517	12,881	25,101	6,610	44,861		110,567
Credit cards	–	–	–	–	–	–	–	–	18,045		18,045
Business and government	31,965	29,342	27,768	28,900	23,349	50,764	70,600	9,647	7,370	(2)	279,705
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,463)		(7,463)
Customers’ liabilities under acceptances	67	68	25	11	6	–	–	–	–		177
Other assets	–	–	–	–	–	–	–	–	65,987		65,987
Total assets	$271,701	$83,836	$84,108	$77,488	$68,041	$196,422	$305,428	$144,390	$228,628		$1,460,042

Liabilities and equity
Deposits	$75,799	$79,361	$68,686	$49,395	$42,403	$64,578	$75,189	$23,097	$487,771		$966,279
Personal	17,355	22,930	19,913	17,931	16,136	22,151	12,109	155	173,038		301,718
Non-personal	58,444	56,431	48,773	31,464	26,267	42,427	63,080	22,942	314,733		664,561
Financial instruments designated at fair value through profit or loss	1,098	932	2,774	2,454	2,335	5,798	12,103	19,671	–		47,165
Acceptances	68	68	25	11	6	–	–	–	–		178
Obligations related to securities sold short	172	1,750	2,362	1,158	456	3,693	8,311	11,091	9,111		38,104
Derivative financial instruments	3,015	6,702	4,077	3,506	2,311	7,770	11,011	17,639	–		56,031
Obligations related to securities sold under repurchase agreements and securities lent	179,305	7,159	1,894	546	240	–	–	–	–		189,144
Subordinated debentures	–	1,753	–	–	–	–	–	5,939	–		7,692
Other liabilities (3)	158	494	2,167	1,204	888	2,857	7,042	9,401	42,651		66,862
Total equity	–	–	–	–	–	–	–	–	88,587		88,587
Total liabilities and equity	$259,615	$98,219	$81,985	$58,274	$48,639	$84,696	$113,656	$86,838	$628,120		$1,460,042

Off-balance sheet commitments
Credit commitments (3)	$2,347	$9,299	$12,846	$17,043	$14,364	$53,723	$149,510	$21,210	–		$280,342
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	86,851		86,851
(1)	Includes impaired mortgages.
(2)	Includes overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
Capital Management
The Bank continues to manage its capital in accordance with the capital management framework and OSFI’s regulatory capital requirements as described on pages 60 to 73 of the Bank’s 2025 Annual Report.
Effective November 1, 2023 the Domestic Stability Buffer (DSB) was increased to 3.5% of total risk-weighted assets. This DSB requirement of 3.5% was maintained by OSFI in their December 2025 announcement. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB, are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a Basel Committee on Banking Supervision (BCBS) countercyclical buffer requirement of approximately eight basis points.

Scotiabank First Quarter Report 2026	47

MANAGEMENT’S DISCUSSION & ANALYSIS

OSFI guideline for the capital and liquidity treatment of crypto-asset exposures
In February 2025, OSFI published its guideline for the capital and liquidity treatment of crypto-asset exposures, effective for the Bank in the first quarter of 2026. The guideline incorporates the BCBS standards for crypto-asset exposures, as updated in November 2024, and it replaces OSFI’s interim advisory on the regulatory treatment of crypto-asset exposures. In addition, OSFI published final amendments to its Pillar 3 Disclosure
Guidelines, incorporating new crypto-asset disclosure requirements also effective the first quarter of fiscal 2026.
Within the guideline, crypto-asset exposures are defined and categorized by type. Regulatory capital treatments for their credit risk, counterparty credit risk and market risk are prescribed. Overall, the regulatory capital impacts from the new crypto-asset exposure requirements are not material to the Bank as of the first quarter of 2026.
Regulatory capital and total loss absorbing capacity (TLAC) ratios
OSFI’s current regulatory capital, leverage and TLAC requirements are as follows:
T36 Regulatory capital, leverage and TLAC requirements

	As at January 31, 2026
	Minimum	Capital conservation buffer	D-SIB surcharge	Pillar 1 targets	Domestic Stability Buffer	Target including all buffers and surcharges
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
T37 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	January 31 2026	October 31 2025
Common Equity Tier 1 capital (1)	$62,972	$62,752
Tier 1 capital (1)	72,956	72,790
Total regulatory capital (1)	80,797	80,908
Total loss absorbing capacity (TLAC) (2)	135,635	138,049
Risk-weighted assets (1)(3)	$474,253	474,453
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.3	13.2
Tier 1 capital ratio	15.4	15.3
Total capital ratio	17.0	17.1
Total loss absorbing capacity ratio (2)	28.6	29.1
Leverage (4) :
Leverage exposures	$1,642,918	$1,622,415
Leverage ratio (%)	4.4	4.5
Total loss absorbing capacity leverage ratio (%) (2)	8.3	8.5
(1)
The regulatory capital ratios for Q1 2026 are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025), whereas the regulatory capital ratios for Q4 2025 were based on the OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at January 31, 2026 and as at October 31, 2025, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA.
(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank’s CET1 capital ratio was 13.3% as at January 31, 2026, an increase of approximately 10 basis points from the prior quarter, due primarily to the impact of earnings less dividends, and the benefit of the sale of Colombia, Costa Rica and Panama subsidiaries, net of the investment in Davivienda Group S.A. This was partly offset by RWA growth, model and methodology updates, and share repurchases.
The Bank’s Tier 1 capital and Total capital ratio were 15.4% and 17.0%, respectively, as at January 31, 2026, representing an increase of approximately 10 basis points for the Tier 1 capital ratio and a 10 basis points decrease in the Total capital ratio from the prior quarter. The increase in the Tier 1 capital ratio was from the above noted impacts to the CET1 ratio and the decrease in the Total capital ratio is mainly due to a decrease in the amounts issued to a third party recognized in Tier 2 capital.
The Leverage ratio was 4.4% as at January 31, 2026, a decrease of 10 basis points from prior quarter, primarily from higher leverage exposures.
As at January 31, 2026, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum capital ratios. The TLAC and TLAC Leverage ratios were 28.6% and 8.3%, respectively, well above OSFI’s minimum requirements.

48	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $63.0 billion, as at January 31, 2026, representing an increase of approximately $0.2 billion from the prior quarter, due primarily to earnings less dividends of $0.8 billion, lower regulatory capital deductions of $0.1 billion, higher contributed surplus of $0.2 billion, and a favourable change in accumulated other comprehensive income of $0.4 billion. This was partly offset by share buybacks net of issuances of $0.4 billion, lower capital issued out of subsidiaries of $0.3 billion due to the completion of the sale of Colombia, Costa Rica, and Panama subsidiaries and threshold deductions of $0.6 billion from the Bank’s investment in Davivienda Group S.A.
Risk-weighted assets
CET1 risk-weighted assets (RWA) remained largely unchanged compared to prior quarter at $474.3 billion, as organic growth, book quality updates, and model and methodology changes were offset by the impact of divestitures.
Global systemically important bank
(G-SIB)
disclosures
In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a
G-SIB
in the past year are required to participate in an annual survey.
The
G-SIB
indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2025, the Bank is not considered to be a
G-SIB
based on October 31, 2024 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2021. The
G-SIB
indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.
T38
G-SIB
indicators

As at and for the year ended October 31 ($ millions)
Category (1)	Indicator (1)	2025	2024
Cross-jurisdictional activity	Cross-jurisdictional claims	$705,096	$645,228
	Cross-jurisdictional liabilities	559,580	518,240
Size	Total exposures as defined for use in the Basel III leverage ratio	1,630,473	1,570,253
Interconnectedness	Intra-financial system assets	136,767	130,710
	Intra-financial system liabilities	113,006	128,848
	Securities outstanding	376,568	338,146
Substitutability/financial institution infrastructure	Payments activity	11,721,380	13,000,256
	Assets under custody	275,255	262,211
	Underwritten transactions in debt and equity markets	103,245	113,189
	Trading volume
	– Trading volume fixed income	2,275,546	3,752,069
	– Trading volume equities and other securities	3,126,450	1,933,054
Complexity	Notional amount of over-the-counter derivatives	11,724,047	8,316,758
	Trading, FVTPL, and FVOCI securities	66,862	47,965
	Level 3 assets	2,276	1,979
(1)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2018).

Scotiabank First Quarter Report 2026	49

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in
G-SIB
indicators
During 2025, payment activity decreased primarily due to lower volume in USD. Notional amounts of over-the
counter derivatives increased primarily in interest rate contracts. Other year-over-year movements generally reflect changes in business activity and/or impacts from foreign currency translation.
Normal Course Issuer Bid
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.
From the commencement of the 2025 NCIB until January 31, 2026, the Bank repurchased and cancelled approximately 15.7 million common shares at an average price of $87.83 per share for a total amount of $1,408 million, including tax.
Common dividend
The Board of Directors, at its meeting on February 23, 2026, approved a dividend of $1.10 per share, unchanged from last quarter. This quarterly dividend is payable to shareholders of record as of April 7, 2026, on April 28, 2026.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 168 of the Bank’s 2025 Annual Report.
Management’s judgement on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgements can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 90 of the Bank’s 2025 Annual Report).
Total derivative notional amounts were $12,100 billion as at January 31, 2026, compared to $12,671 billion as at October 31, 2025. The quarterly decrease was due primarily to lower volume of interest rate contracts and the impact of foreign currency translation, partly offset by higher volumes of foreign exchange contracts. The total notional amount of over-the-counter
derivatives was $11,230 billion compared to $11,716 billion as at October 31, 2025, of which $8,516 billion was settled through central counterparties as at January 31, 2026 (October 31, 2025 – $9,175 billion). The credit equivalent amount, which takes into account offsetting liabilities and collateral from master netting arrangements, was $38.7 billion, compared to $37.3 billion at October 31, 2025. The increase was primarily attributable to the higher exposure of foreign exchange contracts offset by foreign currency translation.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 73 to 75 of the Bank’s 2025 Annual Report and Note 13 and Note 14 in the audited consolidated financial statements.
Structured entities
The Bank sponsors a total of three Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA) or a liquidity agreement (LA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA or LA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $9.4 billion as of January 31, 2026 (October 31, 2025 – $8.6 billion). As of January 31, 2026, total commercial paper outstanding for these conduits was $7.3 billion (October 31, 2025 – $7 billion). Funded assets purchased and held by these conduits as of January 31, 2026, as reflected at amortized cost, were $7.2 billion (October 31, 2025 – $7.0 billion). Other than the changes noted above, there has been no significant change in the composition or risk profile of these conduits since October 31, 2025.

50	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Securitization
The Bank securitizes a portion of its Canadian auto loan receivables through its Securitized Term Auto Receivables Trusts (SSTRTs), Bank sponsored consolidated structured entities. During the quarter, $2,913 million of its Canadian auto loan receivables were securitized through SSTRTs. The SSTRTs issue offered notes to third-party investors and retained notes to the Bank. Recourse of the noteholders is limited to the receivables and cash reserves. The sale of such receivables does not qualify for derecognition, and the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As of January 31, 2026, U.S. $466 million ($634 million Canadian dollar equivalent) (October 31, 2025 – U.S.$301 million, $423 million Canadian dollar equivalent) offered notes that were issued through SSTRTs to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As of January 31, 2026, assets pledged in relation to the SSTRTs offered and retained notes were Canadian auto loan receivables and cash reserves denominated in Canadian dollars of $6,872 million (October 31, 2025 – $4,488 million).
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Regulatory Developments section in the Bank’s 2025 Annual Report. Updates during the quarter are as follows:
Liquidity Adequacy Requirement
OSFI’s Liquidity Adequacy Requirement (LAR) Guideline sets expectations for federally regulated financial institutions to maintain sufficient liquidity to support deposit withdrawal, and meet payment and settlement obligations, including during periods of financial stress. The 2025 LAR Guideline, published on November 21, 2024 and effective April 1, 2025, introduced an Intraday Liquidity Regulatory Return Metric to assess whether institutions that act as direct clearers in Canada’s High-Value Payment System can meet intraday payment and settlement obligations under stress scenarios, and enhanced OSFI’s intraday liquidity risk monitoring tools. The 2026 LAR Guideline, published on January 29, 2026 and effective May 1, 2026, further clarified the classification and regulatory treatment of structured notes and certain deposit funding products. The Bank continues to monitor and assess these enhancements and intends to implement any necessary changes to comply with OSFI’s expectations.
Accounting Policies and Controls
Accounting policies and estimates
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report
The preparation of financial statements requires management to make estimates, apply judgements and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. For more information on the Bank’s significant accounting estimates, judgements and assumptions, refer to Note 2 of the condensed interim consolidated financial statements and Note 2 of the audited consolidated financial statements in the 2025 Annual Report.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 4 of the audited consolidated financial statements in the 2025 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2026, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2025 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank First Quarter Report 2026	51

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T39 Shares and other instruments

January 31, 2026	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$22,089		$1.10		1,232,792	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	16.3982		6.559	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.2500		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S.$	750	U.S.$	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S.$	750	U.S.$	20.0000		8.000	750
Limited Recourse Capital Notes Series 6	U.S.$	1,000	U.S.$	18.3750		7.350	1,000
Limited Recourse Capital Notes Series 7	U.S.$	1,000	U.S.$	17.1875		6.875	1,000

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025 (6)					U.S.$	–	4.500
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.959
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (7)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							10,013
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on February 24, 2026. The Board of Directors, at its meeting on February 23, 2026, approved a dividend payable on April 28, 2026 to shareholders of record as of April 7, 2026.

(2)	As at February 13, 2026, the number of outstanding common shares and options were 1,232,534 thousand and 9,834 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 20 and 23 of the audited consolidated financial statements in the 2025 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at January 31, 2026 would be 4,263 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)	On December 16, 2025, all U.S. $1,250 million of outstanding 4.500% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.
(7)	These securities have exchange features. Refer to Table 33 in the Bank’s 2025 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the audited consolidated financial statements in the 2025 Annual Report.

52	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Attributed Capital:
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point (bps):
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.

Scotiabank First Quarter Report 2026	53

MANAGEMENT’S DISCUSSION & ANALYSIS

Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.
Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Operating Segment Return on Equity:
Ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each operating segment. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses the standardized approach to calculate market risk capital and operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

54	Scotiabank First Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
Under the TEB methodology,
tax-exempt
income earned on certain securities and associated corporations was grossed-up
to an equivalent before tax basis. Corresponding increases were made to the provision for income taxes; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Trading-Related Revenue:
This measure consists of net interest income and
non-interest
income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank First Quarter Report 2026	55

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent.
Sovereign:
Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2025).
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $150 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Basel III Framework by comparing RWA generated for internally modelled and standardized portfolios to RWA calculated under a fully standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

56	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

58	Condensed Interim Consolidated Financial Statements

63	Notes to the Condensed Interim Consolidated Financial Statements

	63	Note 1 - Reporting entity

	63	Note 2 - Basis of preparation

	63	Note 3 - Material accounting policies

	63	Note 4 - Future accounting developments

	63	Note 5 - Cash and deposits with financial institutions

	64	Note 6 - Investment securities

	65	Note 7 - Loans, impaired loans and allowance for credit losses

	73	Note 8 - Investments in associates

74	Note 9 - Deposits

74	Note 10 - Capital and financing transactions

75	Note 11 - Capital management

75	Note 12 - Share-based payments

75	Note 13 - Employee benefits

75	Note 14 - Operating segments

77	Note 15 - Interest income and expense

77	Note 16 - Earnings per share

77	Note 17 - Fair value of financial instruments

81	Note 18 - Corporate income taxes

81	Note 19 - Divestitures

Scotiabank First Quarter Report 2026	57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2026	October 31 2025
Assets
Cash and deposits with financial institutions	5	$73,838	$65,967
Precious metals		11,543	5,156
Trading assets
Securities		151,821	140,844
Loans		8,052	8,487
Other		1,170	2,892
		161,043	152,223
Securities purchased under resale agreements and securities borrowed		215,379	203,008
Derivative financial instruments		47,788	46,531
Investment securities	6	142,399	149,948
Loans
Residential mortgages	7	368,619	370,191
Personal loans	7	107,579	110,567
Credit cards	7	16,112	18,045
Business and government	7	270,167	279,705
		762,477	778,508
Allowance for credit losses	7(c)	7,002	7,463
		755,475	771,045
Other
Customers’ liability under acceptances, net of allowance		173	177
Property and equipment		5,275	4,881
Investments in associates	8	7,579	6,317
Goodwill and other intangible assets		16,122	16,169
Deferred tax assets		3,284	3,253
Other assets		36,081	35,367
		68,514	66,164
Total assets		$1,475,979	$1,460,042
Liabilities
Deposits
Personal	9	$295,199	$301,718
Business and government	9	631,375	627,667
Financial institutions	9	45,108	36,894
		971,682	966,279
Financial instruments designated at fair value through profit or loss	17 (a)	47,740	47,165
Other
Acceptances		174	178
Obligations related to securities sold short		33,147	38,104
Derivative financial instruments		58,165	56,031
Obligations related to securities sold under repurchase agreements and securities lent		204,760	189,144
Subordinated debentures		5,807	7,692
Other liabilities		65,482	66,862
		367,535	358,011
Total liabilities		1,386,957	1,371,455
Equity
Common equity
Common shares	10	22,089	22,067
Retained earnings		59,299	58,916
Accumulated other comprehensive income (loss)		(3,688)	(3,826)
Other reserves		(51)	(230)
Total common equity		77,649	76,927
Preferred shares and other equity instruments		9,939	9,939
Total equity attributable to equity holders of the Bank		87,588	86,866
Non-controlling interests in subsidiaries		1,434	1,721
Total equity		89,022	88,587
Total liabilities and equity		$1,475,979	$1,460,042
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

58	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2026	October 31 2025	January 31 2025
Revenue
Interest income (1)
Loans		$10,410	$10,975	$11,537
Securities		1,661	1,863	2,164
Securities purchased under resale agreements and securities borrowed		802	814	616
Deposits with financial institutions		458	563	663
	15	13,331	14,215	14,980
Interest expense
Deposits		7,207	7,995	9,088
Subordinated debentures		76	90	99
Other		466	544	620
	15	7,749	8,629	9,807
Net interest income		5,582	5,586	5,173
Non-interest income
Card revenues		252	223	218
Banking services fees		482	499	502
Credit fees		327	318	326
Mutual funds		720	681	635
Brokerage fees		413	381	353
Investment management and trust		302	296	286
Underwriting and advisory fees		250	261	223
Non-trading foreign exchange		251	240	264
Trading revenues		703	461	655
Net gain on sale of investment securities		19	11	31
Net income from investments in associated corporations		189	179	113
Insurance service results		122	120	125
Other fees and commissions		418	452	422
Other		(384)	95	46
		4,064	4,217	4,199
Total revenue		9,646	9,803	9,372
Provision for credit losses		1,176	1,113	1,162
		8,470	8,690	8,210
Non-interest expenses
Salaries and employee benefits		2,941	2,812	2,709
Premises and technology		799	876	800
Depreciation and amortization		385	403	403
Communications		92	95	97
Advertising and business development		185	188	156
Professional		159	234	205
Business and capital taxes		179	176	184
Other		559	1,044	1,937
		5,299	5,828	6,491
Income before taxes		3,171	2,862	1,719
Income tax expense	18	872	656	726
Net income		$2,299	$2,206	$993
Net income attributable to non-controlling interests in subsidiaries		12	(13)	(154)
Net income attributable to equity holders of the Bank		$2,287	$2,219	$1,147
Preferred shareholders and other equity instrument holders		132	115	122
Common shareholders		$2,155	$2,104	$1,025
Earnings per common share (in dollars)
Basic	16	$1.75	$1.70	$0.82
Diluted	16	1.73	1.65	0.66
Dividends paid per common share (in dollars)		1.10	1.10	1.06
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $13,125 for the three months ended January 31, 2026 (October 31, 2025 – $14,001; January 31, 2025 – $14,577).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2026	59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2026	October 31 2025	January 31 2025
Net income	$2,299	$2,206	$993
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(35)	1,404	1,645
Net gains (losses) on hedges of net investments in foreign operations	162	(668)	(683)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(17)	22	4
Net gains (losses) on hedges of net investments in foreign operations	43	(186)	(190)
	101	900	1,148
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(178)	1,105	140
Reclassification of net (gains) losses to net income	460	(773)	(107)
Income tax expense (benefit):
Net gains (losses) in fair value	(52)	302	32
Reclassification of net (gains) losses to net income	146	(209)	(24)
	188	239	25
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	87	1,523	(204)
Reclassification of net (gains) losses to net income	(249)	(825)	663
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	74	469	(32)
Reclassification of net (gains) losses to net income	(117)	(283)	155
	(119)	512	336
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	4	17	5
Income tax expense (benefit)	1	1	1
	3	16	4
Other comprehensive income (loss) from investments in associates	13	85	(62)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	268	90	260
Income tax expense (benefit)	85	25	78
	183	65	182
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	3	17	4
Income tax expense (benefit)	(3)	5	(8)
	6	12	12
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(246)	(379)	(264)
Income tax expense (benefit)	(68)	(106)	(73)
	(178)	(273)	(191)
Other comprehensive income (loss) from investments in associates	(13)	–	(7)
Other comprehensive income (loss)	184	1,556	1,447
Comprehensive income (loss)	$2,483	$3,762	$2,440
Comprehensive income (loss) attributable to non-controlling interests	58	59	(65)
Comprehensive income (loss) attributable to equity holders of the Bank	2,425	3,703	2,505
Preferred shareholders and other equity instrument holders	132	115	122
Common shareholders	$2,293	$3,588	$2,383
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

60	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

	For the three months ended January 31, 2026
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2025	$22,067	$58,916	$(2,851)	$42	$398	$(1,140)	$(275)	$(230)	$76,927	$9,939	$86,866	$1,721	$88,587
Net income	–	2,155	–	–	–	–	–	–	2,155	132	2,287	12	2,299
Other comprehensive income (loss)	–	–	94	189	13	(125)	(33)	–	138	–	138	46	184
Total comprehensive income	$–	$2,155	$94	$189	$13	$(125)	$(33)	$–	$2,293	$132	$2,425	$58	$2,483
Shares/instruments issued	111	–	–	–	–	–	–	(8)	103	–	103	–	103
Shares repurchased/redeemed	(89)	(406)	–	–	–	–	–	–	(495)	–	(495)	–	(495)
Dividends and distributions paid to equity holders	–	(1,358)	–	–	–	–	–	–	(1,358)	(132)	(1,490)	(26)	(1,516)
Share-based payments (3)	–	–	–	–	–	–	–	8	8	–	8	–	8
Other	–	(8)	–	–	–	–	–	179	171	–	171	(319)	(148)
Balance as at January 31, 2026	$22,089	$59,299	$(2,757)	$231	$411	$(1,265)	$(308)	$(51)	$77,649	$9,939	$87,588	$1,434	$89,022

	For the three months ended January 31, 2025
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	–	1,025	–	–	–	–	–	–	1,025	122	1,147	(154)	993
Other comprehensive income (loss)	–	–	1,078	24	15	337	(96)	–	1,358	–	1,358	89	1,447
Total comprehensive income	$–	$1,025	$1,078	$24	$15	$337	$(96)	$–	$2,383	$122	$2,505	$(65)	$2,440
Shares/instruments issued	82	–	–	–	–	–	–	(5)	77	1,453	1,530	–	1,530
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(1,320)	–	–	–	–	–	–	(1,320)	(122)	(1,442)	(16)	(1,458)
Share-based payments (3)	–	–	–	–	–	–	–	8	8	–	8	–	8
Other	–	(11)	–	–	–	–	–	(164)	(175)	–	(175)	–	(175)
Balance as at January 31, 2025	$22,136	$57,445	$(2,481)	$(467)	$354	$(1,860)	$(335)	$(229)	$74,563	$10,232	$84,795	$1,626	$86,421
(1)	Includes undistributed retained earnings of $76 (January 31, 2025 – $77) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 12).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2026	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2026	January 31 2025
Cash flows from operating activities
Net income	$2,299	$993
Adjustment for:
Net interest income	(5,582)	(5,173)
Depreciation and amortization	385	403
Provision for credit losses	1,176	1,162
Equity-settled share-based payment expense	8	8
Net gain on sale of investment securities	(19)	(31)
Net (gain)/loss on divestitures	434	1,362
Net income from investments in associated corporations	(189)	(113)
Income tax expense	872	726
Changes in operating assets and liabilities:
Trading assets	(11,177)	(4,277)
Securities purchased under resale agreements and securities borrowed	(16,158)	10,288
Loans	(4,500)	2,872
Deposits	32,852	8,050
Obligations related to securities sold short	(4,645)	(727)
Obligations related to securities sold under repurchase agreements and securities lent	20,019	(13,728)
Net derivative financial instruments	894	4,567
Other, net	(8,048)	(5,348)
Interest and dividends received	13,577	15,455
Interest paid	(8,416)	(10,511)
Income tax paid	(907)	(1,244)
Net cash from/(used in) operating activities	12,875	4,734
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(11,385)	(4,065)
Purchase of investment securities	(14,910)	(17,115)
Proceeds from sale and maturity of investment securities	17,242	20,067
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(1,239)	(2,848)
Property and equipment, net of disposals	(231)	(8)
Other, net	57	(143)
Net cash from/(used in) investing activities	(10,466)	(4,112)
Cash flows from financing activities
Redemption of subordinated debentures	(1,786)	–
Proceeds from preferred shares and other equity instruments issued	–	1,453
Proceeds from common shares issued	111	82
Common shares purchased for cancellation	(485)	–
Cash dividends and distributions paid	(1,490)	(1,442)
Distributions to non-controlling interests	(26)	(16)
Payment of lease liabilities	(70)	(76)
Other, net	(120)	(407)
Net cash from/(used in) financing activities	(3,866)	(406)
Effect of exchange rate changes on cash and cash equivalents	(67)	275
Net change in cash and cash equivalents	(1,524)	491
Cash and cash equivalents at beginning of period (1)	10,256	9,406
Cash and cash equivalents at end of period (1)	$8,732	$9,897
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

62	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, using the same accounting policies as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.
These condensed interim consolidated financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements in the 2025 Annual Report.
The condensed interim consolidated financial statements for the quarter ended January 31, 2026 have been approved by the Board of Directors for issue on February 24, 2026.
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgements
The preparation of financial statements requires management to make estimates, assumptions and apply judgements that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. The areas requiring estimates, assumptions and judgements are consistent with those disclosed in Note 2 of the audited consolidated financial statements in the 2025 Annual Report. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.
Currently, there continues to be uncertainty surrounding U.S. trade policies and the impact of tariffs. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the ongoing uncertainty surrounding U.S. trade policy and tariffs, estimates and valuation models applied based on conditions and information existing as at January 31, 2026 may be significantly different from the actual outcome.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2025 included in the 2025 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 4 of the audited consolidated financial statements in the 2025 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2026		October 31 2025
Cash and non-interest-bearing deposits with financial institutions	$8,732		$10,256
Interest-bearing deposits with financial institutions	65,106		55,711
Total	$73,838	(1)	$65,967	(1)
(1)	Net of allowances of $3 (October 31, 2025 – $4).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,216 million (October 31, 2025 – $6,759 million) and are included above.

Scotiabank First Quarter Report 2026	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2026	October 31 2025
Debt investment securities measured at FVOCI	$117,567	$123,732
Debt investment securities measured at amortized cost	22,452	23,722
Equity investment securities designated at FVOCI	377	398
Equity investment securities measured at FVTPL	1,980	2,073
Debt investment securities measured at FVTPL	23	23
Total investment securities	$142,399	$149,948
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,078	$218	$87	$22,209
Canadian provincial and municipal debt	21,037	281	78	21,240
U.S. treasury and other U.S. agency debt	45,372	418	485	45,305
Other foreign government debt	25,766	397	231	25,932
Other debt	2,873	28	20	2,881
Total	$117,126	$1,342	$901	$117,567

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,815	$359	$64	$23,110
Canadian provincial and municipal debt	20,490	430	77	20,843
U.S. treasury and other U.S. agency debt	49,111	483	558	49,036
Other foreign government debt	27,570	358	202	27,726
Other debt	3,007	31	21	3,017
Total	$122,993	$1,661	$922	$123,732
(b) Debt investment securities measured at amortized cost

	As at
	January 31, 2026		October 31, 2025
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$5,663	$5,594	$5,553	$5,467
U.S. treasury and other U.S. agency debt	14,229	14,689	15,178	15,758
Other foreign government debt	1,935	1,932	2,285	2,281
Corporate debt	242	237	223	216
Total	$22,069	$22,452	$23,239	$23,722

(1)	Balances are net of allowances, which are $1 (October 31, 2025 – $1).
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at January 31, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$154	$224	$1	$377
Total	$154	$224	$1	$377

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$178	$221	$1	$398
Total	$178	$221	$1	$398
Dividend income on equity securities designated at FVOCI of $0.1 million for the three months ended January 31, 2026 (October 31, 2025 – $1 million; January 31, 2025 – $36 million) has been recognized in interest income.

64	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended January 31, 2026, the Bank has not disposed of any equity securities designated at FVOCI (October 31, 2025 –
nil
; January 31, 2025 – $
1,812
million were disposed respectively) for economic reasons and according to its investment strategy. This has resulted in a nil balance in realized gain or loss in the three months ended January 31, 2026 (October 31, 2025 –
nil
; January 31, 2025 – realized gain of $
539 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	January 31, 2026			October 31, 2025
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$368,619	$1,439	$367,180	$370,191	$1,460	$368,731
Personal loans	107,579	2,216	105,363	110,567	2,432	108,135
Credit cards	16,112	1,215	14,897	18,045	1,355	16,690
Business and government	270,167	2,132	268,035	279,705	2,216	277,489
Total	$762,477	$7,002	$755,475	$778,508	$7,463	$771,045
(b) Impaired loans
(1)

	As at
	January 31, 2026			October 31, 2025
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,955	$834	$2,121	$2,903	$840	$2,063
Personal loans	1,063	570	493	1,071	604	467
Credit cards	–	–	–	–	–	–
Business and government	3,230	883	2,347	3,270	897	2,373
Total	$7,248	$2,287	$4,961	$7,244	$2,341	$4,903
By geography:
Canada	$2,674	$786	$1,888	$2,416	$683	$1,733
United States	158	17	141	–	–	–
Mexico	1,533	554	979	1,494	535	959
Peru	778	383	395	823	400	423
Chile	1,516	351	1,165	1,420	332	1,088
Other international	589	196	393	1,091	391	700
Total	$7,248	$2,287	$4,961	$7,244	$2,341	$4,903

(1)	Interest income recognized on impaired loans during the three months ended January 31, 2026 was $28 (October 31, 2025 – $23).
(c) Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgement both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of the financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios as at January 31, 2026 have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in the future, the scenarios and assumptions will be updated accordingly.
The economic landscape continues to be shaped by U.S. economic policy discussions and decisions – notably on trade – and the associated rise in uncertainty. As a result, economic growth slows in both the U.S. and Canada over the forecast horizon. In the U.S., the softening in growth through 2026 reflects an expected slowdown in business investment and weaknesses in the goods sector, the labour market, and consumer confidence. Over this same period, the Canadian economy continues to adjust to higher U.S. tariff rates and the associated rise in uncertainty, both of which reduce demand by households and businesses. The expected strengthening in fiscal support will help mitigate the resulting weakening in economic conditions. The U.S. economy has been more resilient than assumed in last quarter’s base case, which results in a modestly stronger near-term growth profile. For Canada, the combination of a significant upward revision to real GDP in the first half of 2025, better-than-expected performance in the second half of that year, and the upward revision to U.S. economic growth, lifts growth in 2025. Canada’s historical GDP data revisions also lead to a higher level of potential output across the entire forecast horizon, resulting in a higher level of real GDP throughout the projection period.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of 7.5% on imports from Canada and Mexico, while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Under this scenario, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

66	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at January 31, 2026	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.5	1.9	2.2	2.8	-1.0	2.4	-4.3	3.1
Consumer price index, y/y %	2.2	2.2	2.4	2.6	1.7	2.0	5.4	2.4
Unemployment rate, average %	6.4	5.8	6.1	4.6	7.6	6.4	10.4	7.0
Bank of Canada overnight rate target, average %	2.4	3.0	2.8	3.7	2.1	2.5	3.3	3.5
HPI - Housing Price Index, y/y % change	3.5	5.4	4.3	6.9	-0.5	5.9	-3.9	5.5
USD/CAD exchange rate, average	1.35	1.31	1.34	1.30	1.41	1.30	1.50	1.31
U.S.
Real GDP growth, y/y % change	1.6	2.3	2.0	3.3	-0.9	3.0	-3.7	3.5
Consumer price index, y/y %	2.4	2.6	2.6	2.9	2.6	2.5	6.0	2.8
Target federal funds rate, upper limit, average %	3.1	3.3	3.2	3.7	3.0	2.9	3.8	3.9
Unemployment rate, average %	4.3	4.1	4.3	3.8	5.7	4.6	7.9	5.0
Mexico
Real GDP growth, y/y % change	0.6	2.0	1.1	2.8	-1.7	2.4	-4.8	3.1
Unemployment rate, average %	3.3	3.8	3.2	3.2	4.0	3.9	6.1	4.7
Chile
Real GDP growth, y/y % change	2.5	2.1	3.6	2.9	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	7.4	7.6	6.9	9.0	7.5	11.2	8.0
Peru
Real GDP growth, y/y % change	3.2	2.7	4.6	3.6	0.8	3.2	-0.8	3.8
Unemployment rate, average %	5.8	5.9	5.1	5.0	6.8	6.3	10.6	7.4
Caribbean
Real GDP growth, y/y % change	3.6	4.0	4.2	4.8	1.4	4.4	-1.8	5.1
Global
WTI oil price, average USD/bbl	60	61	63	72	52	56	45	51
Copper price, average USD/lb	4.75	5.09	4.85	5.49	4.42	5.00	4.08	4.85
Global GDP, y/y % change	2.5	2.8	3.2	3.6	0.5	3.3	-2.1	3.8

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.2	2.4	3.1	-1.1	2.7	-4.4	3.4
Consumer price index, y/y %	1.9	2.2	2.1	2.7	1.4	2.0	5.0	2.4
Unemployment rate, average %	7.0	5.8	6.6	4.7	8.2	6.4	11.2	7.0
Bank of Canada overnight rate target, average %	2.3	2.8	2.8	3.7	2.1	2.4	3.1	3.3
HPI - Housing Price Index, y/y % change	1.9	6.2	2.6	7.7	-2.0	6.7	-5.1	6.2
USD/CAD exchange rate, average	1.32	1.30	1.31	1.29	1.37	1.29	1.45	1.30
U.S.
Real GDP growth, y/y % change	1.4	2.3	1.9	3.2	-1.0	3.0	-3.7	3.5
Consumer price index, y/y %	2.6	2.5	2.7	2.8	2.7	2.4	6.0	2.7
Target federal funds rate, upper limit, average %	3.3	3.0	3.5	3.5	3.2	2.7	3.9	3.6
Unemployment rate, average %	4.5	4.3	4.4	4.0	5.8	4.8	8.1	5.2
Mexico
Real GDP growth, y/y % change	-0.2	2.2	0.6	2.9	-2.4	2.6	-5.5	3.3
Unemployment rate, average %	3.3	3.7	3.2	3.1	3.9	3.8	6.1	4.6
Chile
Real GDP growth, y/y % change	2.4	2.0	3.5	2.8	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	6.7	7.7	6.4	9.0	6.9	11.2	7.3
Peru
Real GDP growth, y/y % change	2.9	3.1	4.1	4.0	0.6	3.6	-1.0	4.1
Unemployment rate, average %	5.7	6.1	5.3	5.2	6.7	6.5	10.5	7.6
Colombia
Real GDP growth, y/y % change	2.9	2.5	4.0	3.4	0.7	3.0	-1.0	3.5
Unemployment rate, average %	10.3	9.9	10.0	9.1	12.0	10.5	18.9	12.5
Caribbean
Real GDP growth, y/y % change	3.7	4.0	4.4	4.7	1.6	4.4	-0.6	4.9
Global
WTI oil price, average USD/bbl	60	66	64	78	53	61	45	56
Copper price, average USD/lb	4.19	4.68	4.29	5.03	3.92	4.60	3.61	4.47
Global GDP, y/y % change	2.2	2.7	3.0	3.5	0.3	3.2	-2.2	3.7

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,898 million (October 31, 2025 – $5,313 million) from $4,598 million (October 31, 2025 – $5,018 million).
The Bank
enhanced certain of its IFRS 9 models in the prior year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $607 million
higher than the reported allowance for credit losses as at January 31, 2026 (October 31, 2025
– $786 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $753 million
 (October 31, 2025
– $801 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2025	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at January 31, 2026
Residential mortgages	$1,460	$69	$(27)	$(63)	$1,439
Personal loans	2,432	468	(419)	(265)	2,216
Credit cards	1,355	351	(316)	(175)	1,215
Business and government	2,392	289	(187)	(192)	2,302
	$7,639	$1,177	$(949)	$(695)	$7,172
Presented as:
Allowance for credit losses on loans	$7,463				$7,002
Allowance for credit losses on acceptances (2)	1				–
Allowance for credit losses on off-balance sheet exposures (3)	175				170
(1)	Excludes amounts associated with other assets of $ (1). The provision for credit losses, net of these amounts, is $ 1,176.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2024	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at January 31, 2025
Residential mortgages	$1,208	$64	$(16)	$24	$1,280
Personal loans	2,319	548	(485)	44	2,426
Credit cards	1,160	325	(331)	31	1,185
Business and government	2,036	243	(122)	17	2,174
	$6,723	$1,180	$(954)	$116	$7,065
Presented as:
Allowance for credit losses on loans	$6,536				$6,857
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	186				207
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(18). The provision for credit losses, net of these amounts, is $1,162.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Fi nancial Position.

Allowance for credit losses on loans	As at January 31, 2026
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$194	$411	$834	$1,439
Personal loans	535	1,111	570	2,216
Credit cards	257	958	–	1,215
Business and government	648	601	883	2,132
Total (1)	$1,634	$3,081	$2,287	$7,002
(1)	Excludes allowance for credit losses of $183 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$196	$424	$840	$1,460
Personal loans	613	1,215	604	2,432
Credit cards	338	1,017	–	1,355
Business and government	713	606	897	2,216
Total (1)	$1,860	$3,262	$2,341	$7,463
(1)	Excludes allowance for credit losses of $191 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

68	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$160	$409	$711	$1,280
Personal loans	554	1,225	647	2,426
Credit cards	295	890	–	1,185
Business and government	614	520	832	1,966
Total (1)	$1,623	$3,044	$2,190	$6,857
(1)	Excludes allowance for credit losses of $223 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	January 31, 2026				January 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$196	$424	$840	$1,460	$165	$398	$645	$1,208
Provision for credit losses
Remeasurement (1)	(62)	43	90	71	(58)	36	89	67
Newly originated or purchased financial assets	11	–	–	11	12	–	–	12
Derecognition of financial assets and maturities	(2)	(11)	–	(13)	(2)	(6)	–	(8)
Changes in models and methodologies	–	–	–	–	(2)	(14)	9	(7)
Transfer to (from):
Stage 1	68	(58)	(10)	–	53	(43)	(10)	–
Stage 2	(10)	64	(54)	–	(10)	55	(45)	–
Stage 3	–	(26)	26	–	–	(25)	25	–
Gross write-offs	–	–	(34)	(34)	–	–	(24)	(24)
Recoveries	–	–	7	7	–	–	8	8
Foreign exchange and other movements (2)	(7)	(25)	(31)	(63)	2	8	14	24
Balance at end of period	$194	$411	$834	$1,439	$160	$409	$711	$1,280
Personal loans
Balance at beginning of period	$613	$1,215	$604	$2,432	$544	$1,154	$621	$2,319
Provision for credit losses
Remeasurement (1)	(163)	228	374	439	(162)	279	390	507
Newly originated or purchased financial assets	82	–	–	82	101	–	–	101
Derecognition of financial assets and maturities	(21)	(32)	–	(53)	(23)	(41)	–	(64)
Changes in models and methodologies	–	–	–	–	(7)	3	8	4
Transfer to (from):
Stage 1	152	(149)	(3)	–	150	(146)	(4)	–
Stage 2	(40)	66	(26)	–	(58)	85	(27)	–
Stage 3	(1)	(117)	118	–	(2)	(124)	126	–
Gross write-offs	–	–	(489)	(489)	–	–	(558)	(558)
Recoveries	–	–	70	70	–	–	73	73
Foreign exchange and other movements (2)	(87)	(100)	(78)	(265)	11	15	18	44
Balance at end of period	$535	$1,111	$570	$2,216	$554	$1,225	$647	$2,426
Credit cards
Balance at beginning of period	$338	$1,017	$–	$1,355	$288	$872	$–	$1,160
Provision for credit losses
Remeasurement (1)	(72)	197	218	343	(81)	168	239	326
Newly originated or purchased financial assets	21	–	–	21	32	–	–	32
Derecognition of financial assets and maturities	(8)	(5)	–	(13)	(13)	(11)	–	(24)
Changes in models and methodologies	–	–	–	–	(2)	(7)	–	(9)
Transfer to (from):
Stage 1	80	(80)	–	–	88	(88)	–	–
Stage 2	(27)	27	–	–	(27)	27	–	–
Stage 3	–	(98)	98	–	–	(88)	88	–
Gross write-offs	–	–	(375)	(375)	–	–	(373)	(373)
Recoveries	–	–	59	59	–	–	42	42
Foreign exchange and other movements (2)	(75)	(100)	–	(175)	10	17	4	31
Balance at end of period	$257	$958	$–	$1,215	$295	$890	$–	$1,185
Total retail loans
Balance at beginning of period	$1,147	$2,656	$1,444	$5,247	$997	$2,424	$1,266	$4,687
Provision for credit losses
Remeasurement (1)	(297)	468	682	853	(301)	483	718	900
Newly originated or purchased financial assets	114	–	–	114	145	–	–	145
Derecognition of financial assets and maturities	(31)	(48)	–	(79)	(38)	(58)	–	(96)
Changes in models and methodologies	–	–	–	–	(11)	(18)	17	(12)
Transfer to (from):
Stage 1	300	(287)	(13)	–	291	(277)	(14)	–
Stage 2	(77)	157	(80)	–	(95)	167	(72)	–
Stage 3	(1)	(241)	242	–	(2)	(237)	239	–
Gross write-offs	–	–	(898)	(898)	–	–	(955)	(955)
Recoveries	–	–	136	136	–	–	123	123
Foreign exchange and other movements (2)	(169)	(225)	(109)	(503)	23	40	36	99
Balance at end of period	$986	$2,480	$1,404	$4,870	$1,009	$2,524	$1,358	$4,891
Non-retail loans:
Business and government
Balance at beginning of period	$854	$640	$897	$2,391	$739	$508	$788	$2,035
Provision for credit losses
Remeasurement (1)	(55)	114	260	319	(11)	67	179	235
Newly originated or purchased financial assets	333	–	–	333	358	–	–	358
Derecognition of financial assets and maturities	(298)	(61)	(3)	(362)	(315)	(27)	(8)	(350)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	26	(26)	–	–	25	(25)	–	–
Stage 2	(19)	19	–	–	(22)	23	(1)	–
Stage 3	–	(15)	15	–	(1)	(5)	6	–
Gross write-offs	–	–	(198)	(198)	–	–	(140)	(140)
Recoveries	–	–	11	11	–	–	18	18
Foreign exchange and other movements (2)	(57)	(36)	(99)	(192)	17	10	(10)	17
Balance at end of period including off-balance sheet exposures	$784	$635	$883	$2,302	$790	$551	$832	$2,173
Less: Allowance for credit losses on off-balance sheet exposures (3)	(136)	(34)	–	(170)	(176)	(31)	–	(207)
Balance at end of period (3)	$648	$601	$883	$2,132	$614	$520	$832	$1,966
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Includes impact of divested operations.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$221,430	$3,223	$–	$224,653	$219,905	$3,983	$–	$223,888
Low	83,734	3,843	–	87,577	83,755	4,820	–	88,575
Medium	15,911	8,660	–	24,571	15,870	8,618	–	24,488
High	2,516	5,613	–	8,129	3,002	6,007	–	9,009
Very high	9	3,090	–	3,099	48	3,170	–	3,218
Loans not graded (2)	16,939	696	–	17,635	16,937	1,173	–	18,110
Default	–	–	2,955	2,955	–	–	2,903	2,903
Total	$340,539	$25,125	$2,955	$368,619	$339,517	$27,771	$2,903	$370,191
Allowance for credit losses	194	411	834	1,439	196	424	840	1,460
Carrying value	$340,345	$24,714	$2,121	$367,180	$339,321	$27,347	$2,063	$368,731
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at January 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$31,238	$164	$–	$31,402	$31,009	$202	$–	$31,211
Low	20,909	627	–	21,536	21,075	751	–	21,826
Medium	12,538	59	–	12,597	12,886	78	–	12,964
High	8,289	5,341	–	13,630	10,331	5,659	–	15,990
Very high	44	2,312	–	2,356	35	2,651	–	2,686
Loans not graded (2)	22,713	2,282	–	24,995	22,465	2,354	–	24,819
Default	–	–	1,063	1,063	–	–	1,071	1,071
Total	$95,731	$10,785	$1,063	$107,579	$97,801	$11,695	$1,071	$110,567
Allowance for credit losses	535	1,111	570	2,216	613	1,215	604	2,432
Carrying value	$95,196	$9,674	$493	$105,363	$97,188	$10,480	$467	$108,135
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at January 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,652	$1	$–	$2,653	$2,646	$2	$–	$2,648
Low	3,119	11	–	3,130	3,171	11	–	3,182
Medium	4,392	22	–	4,414	4,792	26	–	4,818
High	2,062	1,742	–	3,804	3,210	1,942	–	5,152
Very high	10	1,118	–	1,128	20	1,204	–	1,224
Loans not graded (1)	583	400	–	983	582	439	–	1,021
Default	–	–	–	–	–	–	–	–
Total	$12,818	$3,294	$–	$16,112	$14,421	$3,624	$–	$18,045
Allowance for credit losses	257	958	–	1,215	338	1,017	–	1,355
Carrying value	$12,561	$2,336	$–	$14,897	$14,083	$2,607	$–	$16,690
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$129,741	$222	$–	$129,963	$126,681	$255	$–	$126,936
Low	20,800	63	–	20,863	22,102	71	–	22,173
Medium	7,308	10	–	7,318	9,569	13	–	9,582
High	2,174	408	–	2,582	4,047	631	–	4,678
Very high	10	316	–	326	14	351	–	365
Loans not graded (1)	9,517	2,070	–	11,587	9,039	2,049	–	11,088
Default	–	–	–	–	–	–	–	–
Carrying value	$169,550	$3,089	$–	$172,639	$171,452	$3,370	$–	$174,822
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank First Quarter Report 2026	71

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at January 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$385,061	$3,610	$–	$388,671	$380,241	$4,442	$–	$384,683
Low	128,562	4,544	–	133,106	130,103	5,653	–	135,756
Medium	40,149	8,751	–	48,900	43,117	8,735	–	51,852
High	15,041	13,104	–	28,145	20,590	14,239	–	34,829
Very high	73	6,836	–	6,909	117	7,376	–	7,493
Loans not graded (2)	49,752	5,448	–	55,200	49,023	6,015	–	55,038
Default	–	–	4,018	4,018	–	–	3,974	3,974
Total	$618,638	$42,293	$4,018	$664,949	$623,191	$46,460	$3,974	$673,625
Allowance for credit losses	986	2,480	1,404	4,870	1,147	2,656	1,444	5,247
Carrying value	$617,652	$39,813	$2,614	$660,079	$622,044	$43,804	$2,530	$668,378
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at January 31, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$135,630	$1,176	$–	$136,806	$138,789	$1,482	$–	$140,271
Non-investment grade	116,427	6,518	–	122,945	121,999	7,169	–	129,168
Watch list	7	4,600	–	4,607	7	4,468	–	4,475
Loans not graded (2)	2,553	26	–	2,579	2,485	36	–	2,521
Default	–	–	3,230	3,230	–	–	3,270	3,270
Total	$254,617	$12,320	$3,230	$270,167	$263,280	$13,155	$3,270	$279,705
Allowance for credit losses	648	601	883	2,132	713	606	897	2,216
Carrying value	$253,969	$11,719	$2,347	$268,035	$262,567	$12,549	$2,373	$277,489
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at January 31, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$251,492	$1,150	$–	$252,642	$242,637	$1,101	$–	$243,738
Non-investment grade	60,296	2,016	–	62,312	60,136	1,841	–	61,977
Watch list	–	1,145	–	1,145	–	1,007	–	1,007
Loans not graded (2)	4,557	1	–	4,558	4,593	1	–	4,594
Default	–	–	30	30	–	–	31	31
Total	$316,345	$4,312	$30	$320,687	$307,366	$3,950	$31	$311,347
Allowance for credit losses	136	34	–	170	141	34	–	175
Carrying value	$316,209	$4,278	$30	$320,517	$307,225	$3,916	$31	$311,172
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at January 31, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$387,122	$2,326	$–	$389,448	$381,426	$2,583	$–	$384,009
Non-investment grade	176,723	8,534	–	185,257	182,135	9,010	–	191,145
Watch list	7	5,745	–	5,752	7	5,475	–	5,482
Loans not graded (2)	7,110	27	–	7,137	7,078	37	–	7,115
Default	–	–	3,260	3,260	–	–	3,301	3,301
Total	$570,962	$16,632	$3,260	$590,854	$570,646	$17,105	$3,301	$591,052
Allowance for credit losses	784	635	883	2,302	854	640	897	2,391
Carrying value	$570,178	$15,997	$2,377	$588,552	$569,792	$16,465	$2,404	$588,661
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

72	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at January 31, 2026				As at October 31, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,489	$694	$–	$2,183	$1,603	$767	$–	$2,370
Personal loans	581	309	–	890	691	353	–	1,044
Credit cards	219	178	412	809	289	189	430	908
Business and government	205	72	–	277	238	104	–	342
Total	$2,494	$1,253	$412	$4,159	$2,821	$1,413	$430	$4,664
(1)	Loans up to 30 days past due are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	January 31 2026	October 31 2025
Unpaid principal balance (1)	$210	$224
Credit related fair value adjustments	(20)	(24)
Carrying value	190	200
Stage 3 allowance	(1)	(1)
Carrying value net of related allowance	$189	$199
(1)	Represents principal amount owed net of write-offs.

8.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					January 31 2026	October 31 2025
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value
KeyCorp (2)	United States	Banking	14.9%	December 31, 2025	$4,338	$4,379
Davivienda Group S.A. (3)	Colombia	Banking	20.3%	September 30, 2025	1,374	–
Bank of Xi’an Co. Ltd. (4)	China	Banking	18.1%	September 30, 2025	727	729
Maduro & Curiel’s Bank N.V. (5)	Curacao	Banking	48.1%	December 31, 2025	562	570
(1)	Represents the date of the most recent financial statements.
(2)
Based on the quoted price on the New York Stock Exchange, the market value of the Bank’s Investment in KeyCorp was $
4,742
 (October 31, 2025 – $
4,018
). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. During the period, dividends received from KeyCorp of $
47
were recognized as a reduction in the carrying value of the investment in associate.

(3)
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group

S.A. in exchange for 20.3% ownership interest in the combined Davivienda Group
S.A
. The Bank’s ownership consists of 14.99% voting common shares and the remainder in non-voting preferred shares.
There is no quoted market price for the common shares.
Following the closing, the investment was recognized at a fair value of $1,370 million as the Bank has significant influence over Davivienda Group
S.A.
given its board representation and ownership interest. Refer to Note 19 for further details.

(4)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $591 (October 31, 2025 – $617). The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.

(5)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2026, these reserves amounted to $
76
(October 31, 2025 – $
76).

Scotiabank First Quarter Report 2026	73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Deposits

	As at
	January 31, 2026					October 31 2025
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing		Payable on a fixed date (3)	Total	Total
Personal	$36,114	$11,355	$124,376	$123,354	$295,199	$301,718
Business and government	194,274	33,241	74,030	329,830	631,375	627,667
Financial institutions	7,870	1,319	3,570	32,349	45,108	36,894
	$238,258	$45,915	$201,976	$485,533	$971,682	$966,279
Recorded in:
Canada	$164,694	$24,408	$181,618	$329,304	$700,024	$692,600
United States	40,826	136	9,365	54,679	105,006	101,495
United Kingdom	–	–	378	41,529	41,907	34,046
Mexico	13,423	7,800	–	17,463	38,686	39,091
Peru	11,874	8	1,825	6,487	20,194	19,917
Chile	1,548	5,831	149	16,779	24,307	23,135
Colombia	–	–	–	–	–	10,408
Other International	5,893	7,732	8,641	19,292	41,558	45,587
Total (4)	$238,258	$45,915	$201,976	$485,533	$971,682	$966,279
(1)	Deposits payable on demand include all deposits for which the Bank may not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank ma y require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)
Deposits denominated in U.S. dollars amount to $310,021 (October 31, 2025 – $297,065), deposits denominated in Chilean pesos amount to $20,881 (October 31, 2025 – $20,053), deposits denominated in Mexican pesos amount to $35,542 (October 31, 2025 – $35,941) and deposits denominated in other foreign currencies amount to $110,665 (October 31, 2025 – $117,530).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2026	$59,932	$32,509	$59,105	$107,238	$18,267	$277,051
As at October 31, 2025	$54,287	$37,607	$57,519	$109,573	$15,165	$274,151
(1)	The majority of foreign term deposits are in excess of $100,000.

10.	Capital and financing transactions
Common shares

	For the three months ended
	January 31, 2026		January 31, 2025
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,236,305,738	$22,067	1,244,435,686	$22,054
Issued in relation to share-based payments, net	1,363,037	111	1,092,275	82
Repurchased for cancellation under the Normal Course Issuer Bid	(4,876,647)	(89)	–	–
Outstanding at end of period	1,232,792,128	$22,089	1,245,527,961	$22,136
Normal Course Issuer Bid
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.
During the quarter ended January 31, 2026, the Bank repurchased and cancelled approximately 4.9 million common shares at an average price of $99.51 per share for a total amount of $495 million, including tax.

74	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	January 31 2026	October 31 2025
Capital (1)
Common Equity Tier 1 capital	$62,972	$62,752
Net Tier 1 capital	72,956	72,790
Total regulatory capital	80,797	80,908
Total loss absorbing capacity (TLAC) (2)	135,635	138,049
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)	$474,253	$474,453
Leverage exposures (3)	1,642,918	1,622,415
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	13.3%	13.2%
Tier 1 capital ratio	15.4%	15.3%
Total capital ratio	17.0%	17.1%
Total loss absorbing capacity ratio (2)	28.6%	29.1%
Leverage ratio (3)	4.4%	4.5%
Total loss absorbing capacity leverage ratio (2)	8.3%	8.5%
(1)
The Q1 2026 regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025). The prior period regulatory capital ratios were based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at January 31, 2026, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at January 31, 2026.

12.	Share-based payments
In Q1 2026, the Bank granted 1,428,056 options with an exercise price of $100.35 per option and a weighted average fair value of $10.68 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded an increase to equity – other reserves of $8 million for the three months ended January 31, 2026 (January 31, 2025 – $8 million), as a result of equity-classified share-based payment expense.

13.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2026	January 31 2025	January 31 2026	January 31 2025
Defined benefit service cost	$60	$83	$5	$6
Interest on net defined benefit (asset) liability	(6)	(3)	16	16
Other	3	3	–	–
Defined benefit expense	$57	$83	$21	$22
Defined contribution expense	$56	$49	$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$275	$273	$(7)	$(13)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

14.	Operating segments
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller business segments and corporate adjustments are included in the Other segment. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3.
Effective
Q1 2026, the Bank no longer analyzes business segment revenues on a taxable equivalent basis (TEB). Under the TEB methodology, tax-exempt income earned on certain securities reported in either net interest income or non-interest income was grossed up to an equivalent before tax basis. It also grossed up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases were made to the provision for income taxes; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up was recorded in the Other segment, resulting in no impact on the consolidated results. The TEB gross-up recorded in the business segments has significantly decreased in recent quarters as the Bank no longer claims the dividend received deduction on Canadian shares, following the enactment of Bill C-59 in January 2024. Prior period results have not been restated and include a TEB gross-up
of $9 for the three months ended October 31, 2025 (January 31, 2025 – $8), impacting the International Banking business segment.

Scotiabank First Quarter Report 2026	75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)		Total
Net interest income (2)	$2,734	$2,146	$304	$398	$–		$5,582
Non-interest income (3)(4)	780	815	1,497	1,370	(398	) (5)	4,064
Total revenues	3,514	2,961	1,801	1,768	(398)		9,646
Provision for credit losses	576	536	4	60	–		1,176
Depreciation and amortization	137	118	45	53	32		385
Other non-interest expenses	1,478	1,342	1,101	959	34	(5)	4,914
Provision for income taxes	363	228	167	152	(38)		872
Net income	$960	$737	$484	$544	$(426)		$2,299
Net income attributable to non-controlling interests in subsidiaries	$–	$20	$3	$(1)	$(10)		$12
Net income attributable to equity holders of the Bank	$960	$717	$481	$545	$(416)		$2,287
Average assets ($ billions)	$472	$219	$40	$546	$221		$1,498
Average liabilities ($ billions)	$378	$172	$55	$551	$253		$1,409
(1)	Includes all other smaller operating segments and corporate adjustments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income from associated corporations for Canadian Banking – $(9), International Banking – $48, and Other – $150.
(5)	Includes the loss related to the sale of the banking operations in Colombia, Costa Rica and Panama.

	For the three months ended October 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,672	$2,273	$281	$363	$(3)	$5,586
Non-interest income (3)(4)	735	778	1,423	1,221	60	4,217
Total revenues	3,407	3,051	1,704	1,584	57	9,803
Provision for credit losses	494	595	4	20	–	1,113
Depreciation and amortization	140	119	46	65	33	403
Other non-interest expenses	1,477	1,458	1,049	835	606 (5)	5,425
Provision for income taxes	355	201	155	145	(200)	656
Net income	$941	$678	$450	$519	$(382)	$2,206
Net income attributable to non-controlling interests in subsidiaries	$–	$44	$3	$–	$(60)	$(13)
Net income attributable to equity holders of the Bank	$941	$634	$447	$519	$(322)	$2,219
Average assets ($ billions)	$466	$226	$39	$531	$225	$1,487
Average liabilities ($ billions)	$379	$178	$52	$541	$250	$1,400
(1)	Includes all other smaller operating segments and corporate adjustments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)
Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $(1); International Banking – $40
, Global Banking
and
Markets – $1
,
and Other – $139.

(5)	Includes the restructuring charge and severance provisions.

7 6	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,647	$2,169	$232	$319	$(194)	$5,173
Non-interest income (3)(4)	765	861	1,347	1,275	(49)	4,199
Total revenues	3,412	3,030	1,579	1,594	(243)	9,372
Provision for credit losses	538	602	4	18	–	1,162
Depreciation and amortization	136	130	47	64	26	403
Other non-interest expenses	1,475	1,423	975	827	1,388 (5)	6,088
Provision for income taxes	350	189	144	168	(125)	726
Net income	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$2	$–	$(191)	$(154)
Net income attributable to equity holders of the Bank	$913	$651	$407	$517	$(1,341)	$1,147
Average assets ($ billions)	$460	$229	$37	$511	$224	$1,461
Average liabilities ($ billions)	$386	$174	$43	$511	$262	$1,376
(1)	Includes all other smaller operating segments and corporate adjustments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $24, International Banking – $35, and Other – $54.
(5)	Includes the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama.

15.	Interest income and expense

	For the three months ended
	January 31, 2026				October 31, 2025				January 31, 2025
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$11,931		$7,693		$12,628		$8,560		$13,135		$9,746
Measured at FVOCI (1)	1,194		–		1,373		–		1,442		–
	13,125		7,693		14,001		8,560		14,577		9,746
Other	206	(2)	56	(3)	214	(2)	69	(3)	403	(2)	61	(3)
Total	$13,331		$7,749		$14,215		$8,629		$14,980		$9,807
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended January 31, 2026 – $31 (October 31, 2025 – $32; January 31, 2025 – $32) and insurance finance expense for the three months ended January 31, 2026 – $8 (October 31, 2025 – $8; January 31, 2025 – $8).

16.	Earnings per share

	For the three months ended
($ millions)	January 31 2026	October 31 2025	January 31 2025
Basic earnings per common share
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Weighted average number of common shares outstanding (millions)	1,235	1,239	1,245
Basic earnings per common share (1) (in dollars)	$1.75	$1.70	$0.82
Diluted earnings per common share
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Dilutive impact of share-based payment options and others (2)	(9)	(45)	(196)
Net income attributable to common shareholders (diluted)	$2,146	$2,059	$829
Weighted average number of common shares outstanding (millions)	1,235	1,239	1,245
Dilutive impact of share-based payment options and others (2) (millions)	3	6	5
Weighted average number of diluted common shares outstanding (millions)	1,238	1,245	1,250
Diluted earnings per common share (1) (in dollars)	$1.73	$1.65	$0.66
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

17.	Fair value of financial instruments
(a) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

Scotiabank First Quarter Report 2026	77

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended			As at
($ millions)	January 31 2026	October 31 2025	January 31 2025	January 31 2026	October 31 2025	January 31 2025	January 31 2026	October 31 2025	January 31 2025
Liabilities
Senior note liabilities (3)	$47,740	$47,165	$39,594	$(105)	$(1,334)	$486	$3,165	$3,270	$4,626
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at January 31, 2026	$50,905	$47,740	$3,165	$(246)	$(1,852)
As at October 31, 2025	$50,435	$47,165	$3,270	$(379)	$(1,606)
As at January 31, 2025	$44,220	$39,594	$4,626	$(264)	$(1,177)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(b) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 6 of the audited consolidated financial statements in the 2025 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and ex clu
des
non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2026		October 31, 2025
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$73,838	$73,838	$65,967	$65,967
Trading assets	161,043	161,043	152,223	152,223
Securities purchased under resale agreements and securities borrowed	215,379	215,379	203,008	203,008
Derivative financial instruments	47,788	47,788	46,531	46,531
Investment securities – FVOCI and FVTPL	119,947	119,947	126,226	126,226
Investment securities – amortized cost	22,069	22,452	23,239	23,722
Loans	754,887	755,475	769,900	771,045
Customers’ liability under acceptances	173	173	177	177
Other financial assets	28,419	28,419	28,128	28,128
Liabilities:
Deposits	971,043	971,682	965,925	966,279
Financial instruments designated at fair value through profit or loss	47,740	47,740	47,165	47,165
Acceptances	174	174	178	178
Obligations related to securities sold short	33,147	33,147	38,104	38,104
Derivative financial instruments	58,165	58,165	56,031	56,031
Obligations related to securities sold under repurchase agreements and securities lent	204,760	204,760	189,144	189,144
Subordinated debentures	5,882	5,807	7,749	7,692
Other financial liabilities	55,508	55,490	56,500	56,529

7 8	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.
The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2026				October 31, 2025
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$11,543	$–	$11,543	$–	$5,156	$–	$5,156
Trading assets
Loans	–	7,891	161	8,052	–	8,486	1	8,487
Canadian federal government and government guaranteed debt	14,997	3,603	–	18,600	13,838	1,963	–	15,801
Canadian provincial and municipal debt	7,071	4,497	–	11,568	8,374	3,336	–	11,710
U.S. treasury and other U.S. agencies’ debt	9,337	–	–	9,337	9,132	–	–	9,132
Other foreign governments’ debt	982	11,128	–	12,110	1,837	8,451	–	10,288
Corporate and other debt	3,922	7,224	–	11,146	3,523	6,593	–	10,116
Equity securities	88,921	128	11	89,060	83,412	373	12	83,797
Other	–	1,170	–	1,170	–	2,892	–	2,892
	$125,230	$35,641	$172	$161,043	$120,116	$32,094	$13	$152,223
Investment securities (2)
Canadian federal government and government guaranteed debt	$12,483	$9,726	$–	$22,209	$15,143	$7,967	$–	$23,110
Canadian provincial and municipal debt	11,925	9,315	–	21,240	16,293	4,550	–	20,843
U.S. treasury and other U.S. agencies’ debt	39,174	6,131	–	45,305	42,300	6,736	–	49,036
Other foreign governments’ debt	4,336	21,596	–	25,932	7,099	20,627	–	27,726
Corporate and other debt	194	2,679	31	2,904	116	2,892	32	3,040
Equity securities	122	297	1,938	2,357	96	329	2,046	2,471
	$68,234	$49,744	$1,969	$119,947	$81,047	$43,101	$2,078	$126,226
Derivative financial instruments
Interest rate contracts	$–	$9,383	$–	$9,383	$–	$9,804	$3	$9,807
Foreign exchange and gold contracts	–	27,543	1	27,544	–	26,411	1	26,412
Equity contracts	513	6,263	93	6,869	816	6,452	161	7,429
Credit contracts	–	320	6	326	–	269	4	273
Commodity contracts	–	3,656	10	3,666	–	2,594	16	2,610
	$513	$47,165	$110	$47,788	$816	$45,530	$185	$46,531
Liabilities:
Deposits (3)	$–	$335	$–	$335	$–	$335	$–	$335
Financial liabilities designated at fair value through profit or loss	–	47,740	–	47,740	–	47,165	–	47,165
Obligations related to securities sold short	29,441	3,706	–	33,147	34,864	3,240	–	38,104

Derivative financial instruments
Interest rate contracts	–	17,149	3	17,152	–	17,181	8	17,189
Foreign exchange and gold contracts	–	27,353	–	27,353	–	25,793	–	25,793
Equity contracts	800	7,052	28	7,880	783	9,288	43	10,114
Credit contracts	–	21	2	23	–	24	2	26
Commodity contracts	–	5,747	10	5,757	–	2,897	12	2,909
	$800	$57,322	$43	$58,165	$783	$55,183	$65	$56,031
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $22,452 (October 31, 2025 – $23,722).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

Scotiabank First Quarter Report 2026	7 9

CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at January 31, 2026, in the fair value hierarchy comprised of loans, corporate bonds, equity securities and derivatives.
The following table summarizes the changes in Level
3
instruments carried at fair value for the
three
months ended January
31
,
2026
.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	For the three months ended January 31, 2026
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$1	$–	$(3)	$164	$–	$–	$(1)	$161	$–
Equity securities	12	(1)	–	4	–	2	(6)	11	–
	13	(1)	(3)	168	–	2	(7)	172	–
Investment securities
Corporate and other debt	32	–	(1)	–	–	–	–	31	–
Equity securities	2,046	22	2	68	(200)	–	–	1,938	22
	2,078	22	1	68	(200)	–	–	1,969	22
Derivative financial instruments – assets
Interest rate contracts	3	(1)	–	–	(2)	–	–	–	–
Foreign exchange and gold contracts	1	1	–	–	–	–	(1)	1	1
Equity contracts	161	(9)	–	5	(70)	31	(25)	93	11	(3)
Credit contracts	4	2	–	–	–	–	–	6	2
Commodity contracts	16	(6)	–	–	–	–	–	10	(6)

Derivative financial instruments – liabilities
Interest rate contracts	(8)	4	–	(1)	1	–	1	(3)	(2	) (4)
Equity contracts	(43)	7	–	(9)	–	–	17	(28)	7	(3)
Credit contracts	(2)	–	–	–	–	–	–	(2)	–
Commodity contracts	(12)	2	–	–	–	–	–	(10)	2
	120	–	–	(5)	(71)	31	(8)	67	15
Total	$2,211	$21	$(2)	$231	$(271)	$33	$(15)	$2,208	$37
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income .
(3)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(4)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2025.

	For the three months ended January 31, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the quarter
Trading assets	$25	$1	$–	$1	$(13)	$7	$(11)	$10
Investment securities	1,901	51	5	71	(8)	–	(8)	2,012
Derivative financial instruments	10	3	–	4	–	–	3	20
Obligations related to securities sold short	(2)	–	–	–	–	–	2	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

80	Scotiabank First Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended January 31, 2026:

•	Trading assets of $1,154 million , investment securities of $ 186 million and obligations related to securities sold short of $238 million were transferred out of Level 2 into Level 1.

•	Trading assets of $2,075 million , investment securities of $ 7,805 million and obligations related to securities sold short of $399 million were transferred out of Level 1 into Level 2.
During the three months ended January 31, 2025:

•	Trading assets of $1,004 million, investment securities of $788 million and obligations related to securities sold short of $392 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,519 million, investment securities of $ 6,393 million and obligations related to securities sold short of $ 1,366 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended January 31, 2026 and
January
 31, 2025.
Level 3 sensitivity
The Bank applies judgement in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 6 of the audited consolidated financial statements in the 2025 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

18.	Corporate income taxes
Tax assessments
The Bank received reassessments totaling $1,808 million (October 31, 2025 – $1,808 million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2020 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018-2020 taxation years totaling $4 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its
2014-2019
taxation years totaling $637 million (October 31, 2025 – $637 million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2019 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

19.	Divestitures
Closed divestitures impacting the current fiscal year
Sale of banking operations in Colombia, Costa Rica and Panama
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for a

20.3%
ownership stake in the combined Davivienda Group S.A. The Bank’s ownership consists of
14.99%
voting common shares and the remainder in non-voting preferred shares. Following this date, the Bank designated two individuals to serve on Davivienda Group’s Group S.A.’s Board of Directors.
Upon closing, the Bank derecognized total assets
 of
$24
billion and total liabilities of $
22
billion consisting primarily of loans and deposits. The Bank recognized an additional loss of $11 million in non-interest expense and $423 million in non-interest income (collectively $
377
million after-tax).
The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges and was recorded in the Other segment. As of October 31, 2025, the Bank recognized an impairment loss of
$
1,342
million after-tax. Following the closing, the Bank recognized the investment in Davivienda Group S.A. as an investment in associate at a fair value of
$
1,370
million as the Bank has significant influence, given its board representation and ownership interest and it is accounted for under the equity method.
The closing of the transaction increased the Bank’s CET1 capital ratio by approximately 15 basis points in the current quarter.

Scotiabank First Quarter Report 2026	81

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2026
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6, 2026	January 28, 2026
April 7, 2026	April 28, 2026
July 7, 2026	July 29, 2026
October 6, 2026	October 28, 2026
Annual Meeting
The Annual and Special Meeting for fiscal year 2025 will be held on April 14, 2026 beginning at 9:00 a.m. (Eastern) in Toronto, Ontario, Canada. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on February 24, 2026, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
647-557-5524,
or toll-free at
1-888-440-4083
using ID 6343333# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 24, 2026 to March 3, 2026, by calling
647-362-9199
or
1-800-770-2030
(North America toll-free) and entering the access code 6343333#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
416-775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario, Canada M5H 4A6
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

82	Scotiabank First Quarter Report 2026

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail:
service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street
Canton, MA, USA 02021
Mailing Address:
PO Box 43078
Providence, RI, USA 02940-3078
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
416-866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2026	83

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.